
06016505

ASX ANNOUNCEMENT/MEDIA RELEASE

BresaGen



Hospira

24 August 2006

Joint dispatch of Hospira Bidder's Statement & BresaGen Target's Statement

Hospira Holdings (S.A.) Pty Ltd ("Hospira") and BresaGen Limited ("BresaGen") are pleased to advise that they have today dispatched the Bidder's Statement and the Target's Statement together to all BresaGen shareholders.

Copies of the Bidder's Statement and the Target's Statement are attached to this announcement, and have been sent to all BresaGen shareholders registered on the BresaGen share register as at 5.00pm on 21 August 2006.

Hospira's Offer is now open for acceptance by BresaGen shareholders. It is due to close at 7.00pm Adelaide time on Monday, 25 September 2006 (unless extended by Hospira in accordance with the Corporations Act).

As advised, BresaGen's Directors believe the acquisition is in the best interests of the BresaGen shareholders, and unanimously recommend that you ACCEPT Hospira's Offer in the absence of a higher priced offer.

All of BresaGen's Directors, and BresaGen's largest independent shareholder CBio Limited, have announced that they intend to accept Hospira's Offer for all the shares that they hold or control in the absence of a higher priced offer.

If you have any questions about Hospira's Offer, or do not receive the Bidder's Statement and Target's Statement, please contact the Offer Information Line on 1300 309 570 (callers within Australia) or +61 3 9415 4345 (callers from outside Australia).

BresaGen Limited
8 Dalgleish St
Thebarton
South Australia 5031

Hospira Holdings (S.A.) Pty Ltd
Level 27, 50 Bridge Street
Sydney
New South Wales 2000

dw 9/5


Hospira

BIDDER'S STATEMENT

For Recommended Cash Offer by

Hospira Holdings (S.A.) Pty Ltd

(ACN 121 147 019)

to acquire all of your ordinary shares in

BresaGen Limited

(ABN 60 007 988 767)

for 14 cents in cash per BresaGen Share

BRESAGEN LIMITED DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU ACCEPT THE OFFER

(in the absence of a higher priced offer)

THIS DOCUMENT CONTAINS IMPORTANT INFORMATION AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT YOU SHOULD CONSULT YOUR STOCKBROKER, LEGAL OR FINANCIAL ADVISER.

This Offer is scheduled to open on 24 August 2006 and close on 25 September 2006 unless extended. If you have any questions about the Offer, please contact the Offer Information Line on 1300 309 570 (callers within Australia), or +61 3 9415 4345 (callers from outside Australia). In accordance with legal requirements, all calls to these numbers will be recorded.

Financial Adviser to Hospira

JPMorgan

Legal Adviser to Hospira

BAKER & MCKENZIE

Important Dates and Notices

Important Dates

Announcement Date:	11 August 2006
Bidder's Statement lodged with ASIC:	15 August 2006
Date of Offer:	24 August 2006
Offer Period Ends: 7.00pm (Adelaide time) unless extended	25 September 2006*

*The Offer may be extended to the extent permissible under the Corporations Act.

Important Information

This document is a Bidder's Statement and is issued by Hospira under Part 6.5 of Chapter 6 of the Corporations Act.

This Bidder's Statement is dated 15 August 2006.

Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with ASIC on 15 August 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

Investment Decisions

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each BresaGen Shareholder. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer.

Privacy Collection Statement

Personal information relating to your shareholding in BresaGen will be collected by Hospira in accordance with its rights under the Corporations Act. Hospira will share this information with its advisers and service providers where necessary for the purposes of the Offer. Hospira and its advisers and service providers will use the information solely for purposes relating to the Offer. You can contact the Offer Information Line if you have any queries about the privacy practices of Hospira.

Disclaimer as to Forward Looking Statements

Some of the statements appearing in this Bidder's Statement may be in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include industry specific factors and risks as well as general economic conditions, prevailing exchange rates and interest rates and government policies and regulation. Actual events or results may differ materially. None of Hospira or its Related Bodies Corporate, any of their respective directors or officers, any person named in this Bidder's Statement with their consent or any person involved in the preparation of this Bidder's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, except to the extent required by law.

Defined Terms, Interpretation and Time

A number of defined terms are used in this Bidder's Statement. These terms are explained in Section 10 of this Bidder's Statement along with certain rules of interpretation which apply to this Bidder's Statement. All references to time in this Bidder's Statement are to Adelaide time, unless otherwise stated.

How to accept the Offer

Acceptances must be received before the end of the Offer Period. The manner in which you accept the Offer will depend on the nature and type of your shareholding in BresaGen. Full details on how to accept the Offer are set out in Section 6.7 of this Bidder's Statement and on the enclosed Acceptance Form. A summary is set out below.

Issuer sponsored shareholders

If your BresaGen Shares are in an Issuer Sponsored Holding (such holdings will be evidenced by an "I" appearing next to your holder number on the enclosed Acceptance Form), to accept the Offer you must complete and sign the enclosed Acceptance Form in accordance with the instructions on the form and return it to the address indicated on the form before the end of the Offer Period.

CHESS sponsored shareholders

If your BresaGen Shares are in a CHESS Holding (such holdings will be evidenced by an "X" appearing next to your holder number on the enclosed Acceptance Form), to accept the Offer you may:

- contact your Broker or Controlling Participant and instruct them to accept the Offer on your behalf; or
- complete, sign and return the enclosed Acceptance Form in accordance with the instructions on the form before the end of the Offer Period.

Brokers and Controlling Participants

If you are a Broker or a Controlling Participant, acceptance of the Offer must be initiated in accordance with the requirements of the ASTC Settlement Rules before the end of the Offer Period.

Chief Executive Officer's Letter



15 August 2006

Dear BresaGen Shareholder,

I take great pleasure in enclosing an Offer by Hospira Holdings (S.A.) Pty Ltd ("Hospira") to acquire *all of your fully paid ordinary shares* in BresaGen Limited ("BresaGen"). Under the Offer, BresaGen Shareholders will receive a price of 14 cents per share in cash.

This Offer is separate to the offer also made by Hospira to acquire all of the outstanding Options in BresaGen from Optionholders.

The Hospira Board is delighted that the BresaGen Board has announced an intention to *unanimously recommend* acceptance of the offers to BresaGen Shareholders and Optionholders in the absence of higher priced offers.

In addition, all BresaGen Directors have announced that they intend to accept the offers for all BresaGen Shares and/or Options which they own or control, in the absence of higher priced offers.

The Offer is now open and is scheduled to close at 7:00pm (Adelaide time) on 25 September 2006, unless extended by Hospira in accordance with the Corporations Act.

To accept the Offer, you may simply complete the enclosed Acceptance Form and return it in the envelope provided, which is postage-paid within Australia. Alternatively, you may accept the Offer in accordance with the instructions outlined in Section 6.7 of this Bidder's Statement and on the Acceptance Form.

Hospira believes that the key benefits of accepting the Offer include:

1. The Offer represents a significant premium to the recent trading prices of BresaGen Shares, notably:
   - a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
   - a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
   - a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.
2. Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and CBio Limited has stated that it intends to accept the Offer for its remaining shares, in the absence of a higher priced offer emerging.
3. There is no competing offer, and:
   - Hospira considers the likelihood of another bidder being successful as remote;
   - the price of BresaGen Shares may fall if the Offer lapses.

4. The Offer provides a cash exit for BresaGen Shareholders, with no brokerage fees payable.
5. The Offer provides a cost efficient mechanism for disposal of unmarketable parcels of BresaGen Shares.

The Offer is subject to certain conditions as outlined in Sections 2 and 6.9 of the Bidder's Statement. I urge you to read the Bidder's Statement carefully in its entirety.

If you have any questions about the Offer, please contact your legal or financial adviser, or call the Offer Information Line on 1300 309 570 (callers within Australia) or +613 9415 4345 (callers from outside Australia).

I recommend the Offer to you.

Yours sincerely,

Christopher B Begley
Chief Executive Officer
Hospira, Inc.

Table of Contents

Important Dates		1
Important Information		1
Australian Securities and Investments Commission		1
Investment Decisions		1
Privacy Collection Statement		1
Disclaimer as to Forward Looking Statements		1
Defined Terms, Interpretation and Time		2
How to Accept the Offer		**3**
Chief Executive Officer's Letter		**4**
1.	**Why You Should Accept The Offer**	**8**
2.	**Summary of the Offer**	**11**
3.	**Answers to Key Questions**	**13**
4.	**Information on Hospira**	**17**
4.1	Overview of Hospira, Inc.	17
4.2	Business of Hospira, Inc.	17
4.3	Further information on Hospira, Inc.	17
4.4	Information on Hospira Holdings (S.A.) Pty Ltd	17
5.	**Hospira's intentions for the business, assets and employees of BresaGen**	**19**
5.1	Approach	19
5.2	Post Acquisition Intentions	19
6.	**The Terms of the Offer**	**22**
6.1	Off-market Takeover Bid	22
6.2	Rights	22
6.3	Offer Date	22
6.4	Date for determining holders of securities	22
6.5	Consideration	22
6.6	Offer Period	22
6.7	How to accept the Offer	23
6.8	Persons to whom the Offer is made	25
6.9	Conditions	26
6.10	Nature of Conditions	28
6.11	Benefit of Conditions	28
6.12	Freeing the Offer from Conditions	29
6.13	Notice on the Status of Conditions	29
6.14	Effect of acceptance	29
6.15	Payment of Offer Consideration	32
6.16	Improved Offer Consideration	33
6.17	Variation	33
6.18	Withdrawal of the Offer	33
6.19	Brokerage and other costs	33
6.20	Notices	34
6.21	Governing Law	34
7.	**Tax Consequences**	**35**
7.1	Introduction	35
7.2	Capital gains tax	35
7.3	Stamp duty and the Goods and Services Tax (*GST*)	37

8.	**Material Contracts**	**38**
8.1	Pre-Bid Agreement	38
8.2	Share Price Agreement	38
8.3	Financing Agreement	38
9.	**Additional Information**	**39**
9.1	Relevant interests and voting power held in BresaGen	39
9.2	Interests in BresaGen Shares	42
9.3	Particulars of dealings in BresaGen Shares	42
9.4	Interests of Hospira Directors in BresaGen	43
9.5	Escalation agreements	43
9.6	Agreements or arrangements with BresaGen Directors	43
9.7	Hospira's offer to acquire BresaGen Options	43
9.8	Date for determining holders of securities	43
9.9	Statements made on the basis of ASX announcements	43
9.10	Consents to be named	43
9.11	Consent to early despatch	44
9.12	Other Material Information	44
9.13	Approval of the Bidder's Statement	44
10.	**Defined Terms and Interpretation**	**45**
10.1	Defined Terms	45
10.2	Interpretation	47
Annexure 1 - Takeover Announcement		**49**
Annexure 2 - BresaGen Announcement since lodgement of BresaGen's Half Year Report on 7 March 2006		**54**
Corporate Directory		**55**

1. Why You Should Accept The Offer

Unanimous recommendation by the BresaGen Directors

- The BresaGen Directors have unanimously recommended that you accept the Offer in the absence of a higher priced offer emerging.
- Each of the BresaGen Directors intends to accept the Offer in respect of the BresaGen Shares which they own or control, in the absence of a higher priced offer emerging.

Intentions of certain key BresaGen Shareholders

- Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and is now BresaGen's largest shareholder. CBio Limited has stated that it also intends to accept the Offer in respect of its remaining BresaGen Shares, in the absence of a higher priced offer emerging.

The Offer represents a significant premium to the recent trading prices of BresaGen Shares

The Offer of 14 cents per BresaGen Share represents a significant premium to the trading price of BresaGen Shares prior to the Offer:

- a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
- a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
- a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.



Price per share (cents)
16.0
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Hospira offer price of 14cps
47.4%
56.4%
57.7%
9.50c
8.95c
8.88c
Closing price
3 August 2006
30 day
volume weighted
average price to
3 August 2006
3 month
volume weighted
average price to
3 August 2006

Note: Price per share rounded to 2 decimal places

Hospira's offer represents a 74.2% premium to the volume weighted average trading price of BresaGen Shares since 1 January 2005[1]



16.0
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Price per share (cents)
Hospira offer price of 14cps
1-Jan-05
1-Apr-05
1-Jul-05
1-Oct-05
1-Jan-06
1-Apr-06
1-Jul-06

[1] For the period up to and including 3 August 2006, the last day of trading before trading in BresaGen shares was halted

There is no competing offer and Hospira considers the likelihood of another bidder being successful as remote

At this time, no other party has made an offer for BresaGen. Further, Hospira has a current shareholding of 19.95% of BresaGen Shares. This will preclude any other bidder from reaching the minimum ownership level required to proceed to compulsory acquisition under Australian takeovers law. Hospira therefore considers the likelihood of any other bidder being successful as remote.

BresaGen's share price may fall if the Offer lapses

For the two month period prior to the announcement of the Offer, BresaGen's share price traded between 7.1 cents per share and 10 cents per share, closing at 9.5 cents per share on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted. Following the announcement of the Offer, BresaGen's share price has traded between 13 cents per share and 14 per share, closing at 13.5 per share on 14 August 2006 (being the last day prior to lodgement of this Bidder's Statement). Whilst there are many factors that influence the market price of BresaGen Shares, there is a risk that BresaGen's share price may fall if the Offer lapses without Hospira being able to compulsorily acquire the remaining Shares which have not been accepted under the Offer.

The Offer provides a cash exit for BresaGen Shareholders, and you will incur no brokerage fees

The Offer provides you with certainty of cash and immediate value for your BresaGen Shares at a substantial premium to historical trading levels. By accepting the Offer:

- you will receive 14 cents per BresaGen Share (subject to the Conditions of the Offer being satisfied or waived);
- you will not incur brokerage fees by accepting the Offer that may otherwise be payable if you choose to sell your BresaGen Shares on the ASX; and
- you will be paid the Offer Consideration either within one month after the date of your acceptance or, if the Offer is subject to a Condition when you accept it, within one month after the date on which the Offer becomes unconditional. In any event, you will be paid the Offer Consideration within 21 days after the close of the Offer Period, assuming the Offer becomes unconditional.

Cost efficient disposal mechanism for holders of unmarketable parcels of BresaGen Shares

If you hold a parcel of unmarketable BresaGen Shares (being a shareholding of less than $500), accepting the Offer provides an efficient and cheap mechanism to sell your BresaGen Shares and avoid brokerage costs (which can represent a significant proportion of your proceeds).

2. Summary of the Offer

This Section provides an overview of the key features of the Offer. This summary does not contain all of the information that BresaGen Shareholders should consider before accepting the Offer. You should read this Bidder's Statement in its entirety before deciding how to deal with your BresaGen Shares. The terms of the Offer are set out in full detail in Section 6 of this Bidder's Statement.

The Offer	Hospira (a wholly owned subsidiary of Hospira, Inc.) is offering to acquire all of your BresaGen Shares by way of an off-market takeover bid.
Offer Consideration	If you accept the Offer, you will (subject to the satisfaction or waiver of the Conditions to the Offer) receive 14 cents cash for every BresaGen Share you hold.
When to accept the Offer	This Offer is open now. You may accept the Offer at any time during the Offer Period, which is currently scheduled to close at 7:00pm (Adelaide time) on 25 September 2006, unless it is extended. Acceptances must be received before the end of the Offer Period.
How to accept the Offer	To accept the Offer, you may simply complete the enclosed Acceptance Form in accordance with the instructions on the form and return it in the envelope provided, which is postage-paid within Australia. Alternatively, you may otherwise follow the detailed instructions set out in Section 6.7 of this Bidder's Statement.
Payment Dates	If you validly accept the Offer and the contract resulting from your acceptance becomes unconditional, you will be sent payment of the Offer Consideration on or before the earlier of: ▪ one month after the date of your acceptance, or if the Offer is subject to a Condition when you accept it, one month after the date the Offer becomes unconditional; or ▪ 21 days after the end of the Offer Period.
Conditions	The Offer is subject to the Conditions set out in Section 6.9 of this Bidder's Statement. In summary, the key Conditions of the Offer are: • minimum 90% acceptance of the Offer; • obtaining all required regulatory approvals (but there is no requirement for FIRB Approval); • no regulatory action or contravention; • no material adverse change in BresaGen; • no distribution declared or paid by BresaGen; • no other party acquires a relevant interest of 10% or more of BresaGen; • BresaGen does not enter into any international development or supply agreement; and • no Prescribed Occurrences. However, Hospira may choose to waive any of these Conditions in accordance with the Corporations Act.

Status of Conditions	As of the date this Bidder's Statement was lodged with ASIC, none of the Conditions has been satisfied or waived by Hospira and, so far as Hospira is aware, none of the Conditions has been breached.
Compulsory Acquisition	If you do not accept the Offer and Hospira becomes entitled to acquire your BresaGen Shares under the compulsory acquisition provisions of the Corporations Act, Hospira intends to exercise its rights to acquire your BresaGen Shares. In those circumstances, you will be paid later than BresaGen Shareholders who accept the Offer. If Hospira does not become entitled to compulsorily acquire your BresaGen Shares you will remain a BresaGen Shareholder.
Brokerage and Stamp Duty	You are not required to pay brokerage, goods and services tax or stamp duty if you accept the Offer. Any such costs will be borne by Hospira.
Tax Consequences	A general outline of the major tax implications of accepting the Offer are set out in Section 7 of this Bidder's Statement. Your own personal circumstances may affect your individual tax position. Accordingly, you should read Section 7 of this Bidder's Statement carefully, taking into account your personal situation and, if necessary, consult with your financial and taxation advisers.
Further information	If you have any queries about the Offer (including how to accept the Offer), please call the Offer Information Line on 1300 309 570 (callers within Australia) or +613 9415 4345 (callers from outside Australia). The Offer Information Line is open Monday to Friday, 8.30am to 5.00pm, Adelaide time. Please note that for legal reasons, all calls to these numbers will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers.

3. Answers to Key Questions

Question	Answer
Offer Structure	
What is the Offer?	Hospira is offering to acquire all of your BresaGen Shares by way of an off-market takeover bid. The Offer Consideration is 14 cents cash per BresaGen Share.
What are the key features of the Offer?	The key features of the Offer are summarised in Section 2 and set out in full detail in Section 6 of this Bidder's Statement.
Reasons to accept the Offer	
Why accept the Offer?	The Hospira Board believes that BresaGen Shareholders should accept the Offer for the following key reasons (amongst others): ▪ the Offer is unanimously recommended by the BresaGen Directors in the absence of a higher priced offer; ▪ the benefits of the Offer have been recognised by certain key BresaGen securityholders (including the BresaGen Directors and CBio), who presently intend to accept and sell their BresaGen Shares into the Offer in the absence of any higher priced offer; ▪ the Offer represents a significant premium to the recent trading prices of BresaGen Shares; ▪ there is no competing offer and Hospira considers the likelihood of another bidder being successful as remote given Hospira's current shareholding of 19.95% of BresaGen Shares; ▪ the Offer provides a cash exit for BresaGen Shareholders, who will incur no brokerage fees or charges on the sale of their BresaGen Shares; ▪ the price of BresaGen Shares may fall if the Offer lapses; and ▪ the Offer provides a cost efficient disposal mechanism for holders of unmarketable parcels of BresaGen Shares.
Offer Terms and Conditions	
How do I accept?	To accept the Offer, you should follow the instructions set out in Section 6.7 of this Bidder's Statement. To be effective, your acceptance must be received before 7.00pm (Adelaide time) on the Closing Date, which is 25 September 2006.
What choices do I have as a BresaGen Shareholder?	As a BresaGen Shareholder, you have the following choices: ▪ accept the Offer; ▪ sell your BresaGen Shares on the ASX (unless you have previously accepted the Offer for your BresaGen Shares); or ▪ do nothing.

Question	Answer
Are my BresaGen Shares in an Issuer Sponsored Holding or a CHESS Holding?	Your BresaGen Shares are held in an Issuer Sponsored Holding if the statement you received from BresaGen detailing the number of BresaGen Shares you hold showed that your holder number started with an "I". Your personalised Acceptance Form enclosed with this Bidder's Statement will also indicate if your BresaGen Shares are held in an Issuer Sponsored Holding. Your BresaGen Shares are held in a CHESS Holding if the statement you received from BresaGen detailing the number of BresaGen Shares you hold showed that your holder number started with an "X". Your personalised Acceptance Form enclosed with this Bidder's Statement will also indicate if your BresaGen Shares are held in a CHESS Holding.
How do I accept the Offer if my BresaGen Shares are held in an Issuer Sponsored Holding?	If your BresaGen Shares are held in an Issuer Sponsored Holding, you will need to complete and sign the enclosed Acceptance Form and: • post it to: BresaGen Limited Takeover C/- Computershare Investor Services Pty Limited GPO Box 1903 Adelaide SA 5001 OR • deliver it to: Computershare Investor Services Pty Limited Level 5, 115 Grenfell Street Adelaide SA 5000
How do I accept the Offer if my BresaGen Shares are held in a CHESS Holding?	If your BresaGen Shares are held in a CHESS Holding, you may: • instruct your Broker or Controlling Participant to accept the Offer on your behalf; or • complete and sign the enclosed Acceptance Form and post it to Computershare Investor Services Pty Limited at the postal address set out above; or • complete and sign the Acceptance Form and deliver to Computershare Investor Services Pty Limited at the delivery address set out above. By returning a completed and signed Acceptance Form, you will be authorising Hospira, on your behalf, to instruct your Broker or Controlling Participant to accept the Offer.
Can I accept the Offer for part of my holding in BresaGen?	No. You cannot accept for part of your holding in BresaGen. You may only accept the Offer for ALL of your BresaGen Shares. For example, if you hold 10,000 BresaGen Shares, you may only accept the Offer in respect of 10,000 BresaGen Shares (and no lesser proportion).
Can I withdraw my acceptance?	Under the terms of the Offer you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. Such a withdrawal right will only arise if, after you have accepted the Offer, Hospira varies the Offer in a way that postpones, for more than one month, the time when Hospira has to meet its obligations under the Offer.

Question	Answer
What happens if I do not accept the Offer?	If you do not accept the Offer and Hospira acquires more than 90% of BresaGen (by number) and the other Conditions of the Offer are satisfied or waived, Hospira intends to proceed to compulsorily acquire your BresaGen Shares. If this occurs, you will be paid the Offer Consideration (being 14 cents for every BresaGen Share that you hold) at the conclusion of this process. You will receive the Offer Consideration sooner if you accept the Offer.
When does the Offer close?	The Offer is currently scheduled to close at 7:00pm (Adelaide time) on 25 September 2006, unless it is extended.
Can Hospira extend the Offer Period?	Yes, the Offer can be extended at Hospira's election or otherwise in accordance with the Corporations Act. You will receive a notification of any extension of the Offer Period.
If I accept the Offer, when will I receive payment?	Generally, if you validly accept the Offer and the Offer becomes unconditional you will be paid the Offer Consideration on or before the earlier of: ▪ within one month after the date of your acceptance, or if the Offer is subject to a Condition when you accept it, within one month after the date the Offer becomes unconditional; or ▪ 21 days after the end of the Offer Period.
What are the conditions to the Offer?	The Offer is subject to a number of Conditions. The Conditions of the Offer are summarised in Section 2 and set out in full detail in Section 6.9 of this Bidder's Statement.
What happens if the conditions are not satisfied or waived?	If the Conditions to the Offer are not satisfied or waived by the Closing Date, the Offer will lapse and you will not receive the Offer Consideration for your BresaGen Shares. In these circumstances you will continue to own your BresaGen Shares.
General	
What is the Bidder's Statement?	This Bidder's Statement was prepared by Hospira for distribution to BresaGen Shareholders. It sets out the terms of the Offer, information relating to the Offer, and the Offer Consideration you will receive. If you are in any doubt as to how to deal with this document, you should consult your stockbroker or legal, financial or other professional adviser as soon as possible.
Is there a number I can call if I have further queries in relation to the Offer?	If you have any queries in relation to the Offer, you can call the Offer Information Line on 1300 309 570 (callers within Australia) and +613 9415 4345 (callers from outside Australia), Monday to Friday between 8.30am and 5.00pm (Adelaide time). For legal reasons, calls to these numbers will be recorded.
Who is Hospira?	Hospira is a wholly-owned subsidiary of Hospira, Inc. and was formed for the purpose of executing the Offer. Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care. Hospira, Inc. is listed on the New York Stock Exchange and has a market capitalisation of US$5.5 billion (A$7.2 billion).

Question	Answer
Option Offer	
What is the Option Offer?	Hospira is also making a separate offer to purchase all of the outstanding BresaGen Options over BresaGen Shares. This Bidder's Statement does not relate to the Option Offer and Optionholders will be contacted separately.
What are the implications of the Option Offer for the Share Offer?	None. The Offer in this Bidder's Statement is not conditional at all upon the Option Offer, whilst completion of the Option Offer is subject to the bid conditions of the Offer in this Bidder's Statement.
What price is offered by Hospira under the Option Offer?	The price offered by Hospira for each BresaGen Option is equal to the difference between the 14 cents per share cash offer price under the Offer and the exercise price of each BresaGen Option held. For example, a BresaGen Option with an exercise price of 12 cents per share will be acquired by Hospira for 2 cents. Options that have an exercise price of more than 14 cents will be purchased for nil consideration.

4. Information on Hospira

4.1 Overview of Hospira, Inc.

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care.

With 70 years of service to the hospital industry, Hospira, Inc.'s portfolio includes one of the industry's broadest lines of generic acute-care injectables, which help address the high cost of proprietary pharmaceuticals; integrated solutions for medication management and infusion therapy; and the leading U.S. injectable contract manufacturing business.

Headquartered in Lake Forest, Illinois., north of Chicago, Hospira, Inc. has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira, Inc. is listed on the New York Stock Exchange and has a market capitalisation of US$5.5 billion (A$7.2 billion). Hospira, Inc. has a wholly-owned subsidiary in Sydney, Australia (being Hospira Pty Limited).

4.2 Business of Hospira, Inc.

Hospira, Inc.'s portfolio of products and services includes four major product lines:

- specialty injectable pharmaceuticals;
- medication delivery systems;
- injectable pharmaceutical custom manufacturing services; and
- other products, including critical care devices.

These products are used by hospitals, alternate site clinics, home healthcare providers and long-term care facilities.

4.3 Further information on Hospira, Inc.

Additional information on Hospira, Inc. can be found at www.hospira.com.

4.4 Information on Hospira Holdings (S.A.) Pty Ltd

(a) Overview of Hospira

Hospira is a wholly owned subsidiary of Hospira, Inc., and was formed for the purposes of executing the Offer. Hospira is an Australian proprietary limited company that was incorporated on 9 August 2006.

(b) **Directors**

Mr Terrence C. Kearney (51)
Director

Terrence C. Kearney is the Chief Operating Officer of Hospira, Inc..

Mr Kearney has over 25 years of broad health care experience, through which he has gained extensive exposure to and been involved with numerous operating and financial activities, focusing on both the device and pharmaceutical sides of the healthcare industry.

Mr Kearney holds a bachelor's degree in biology from the University of Illinois and has a master's degree in finance from the University of Denver.

Mark Gerard Baker (46)
Director

Mark Baker is the Country Manager of Hospira Australia.

Mr Baker has more than 26 years of broad healthcare experience and has been involved in numerous aspects of healthcare delivery and commercial healthcare operations.

(c) **Sources of funding**

The funds necessary to pay the consideration for the acquisition of the BresaGen Shares will be satisfied by way of an unconditional intercompany loan from Hospira, Inc. to Hospira under the Financing Agreement. Interest is payable at LIBOR for the relevant period and unlimited funds will be made available by Hospira, Inc. as required by Hospira from time to time for the purposes of the Offer. The funds made available to Hospira by Hospira, Inc. under the Financing Agreement will not be repayable until after Hospira has satisfied its obligations in respect of the Offer. The key terms of the Financing Agreement are set out in detail in Section 8.3 of this Bidder's Statement.

The funds available under the Financing Agreement are sufficient to fund the maximum consideration payable under the Offer.

Hospira, Inc. has existing cash balances sufficient to fund the intercompany loan to Hospira.

5. Hospira's intentions for the business, assets and employees of BresaGen

5.1 Approach

This Section 5 sets out the intentions of Hospira regarding:

(a) the continuation of the business of BresaGen;

(b) any major changes to be made to the business of BresaGen, including any redeployment of the fixed assets of BresaGen;

(c) the future employment of the present employees of BresaGen; and

(d) compulsory acquisition and de-listing of BresaGen,

on the basis of facts and information publicly available to Hospira concerning BresaGen at the date of this Bidder's Statement.

Final decisions on these matters will only be reached in the light of all material facts and circumstances (including the commercial, operational, financial and taxation implications of any decision) at the relevant time. Accordingly, the statements set out in this Section 5 are statements of the Hospira Board (as presently constituted) in respect of its current intentions only which may vary as circumstances require.

5.2 Post Acquisition Intentions

5.2.1 Intentions upon becoming entitled to compulsorily acquire BresaGen Shares

(a) Compulsory Acquisition and Delisting

If Hospira becomes entitled to compulsorily acquire all outstanding BresaGen Shares then, subject to the satisfaction or waiver of the other Conditions of the Offer, it intends to exercise those rights in accordance with the Corporations Act and de-list BresaGen in accordance with the ASX Listing Rules.

(b) Operational and Strategic Review

Hospira intends to undertake a detailed review of the business of BresaGen post acquisition in respect of performance, profitability, prospects and strategic relevance for Hospira in light of more detailed information then available to it. The review will pay particular attention to:

- management and reporting lines and systems;
- purchasing and distribution synergies;
- employee optimisation; and
- potential cost savings.

(c) Research and development

Hospira intends to build on BresaGen's core research and product development platform in order to facilitate the development and manufacture of products by Hospira.

(d) Third party businesses

Hospira intends to continue operating BresaGen's third party businesses in ProtEcol and API in the short term. These businesses will be subject to the operational and strategic review, including an assessment of the demands and value that third party contracting places on BresaGen's resources versus supporting Hospira's internal programs. A final decision on these businesses will only be reached in light of all material facts and circumstances (including the commercial, operational, financial and taxation implications of any decision) at the relevant time.

To the extent that BresaGen has any third party contracts with any person that would require Hospira, Inc., or any U.S. person, to act in a manner to be inconsistent with the U.S. Export Administration Regulations or the various sanction programs administered by the U.S. Treasury Department's Office of Foreign Asset Control, BresaGen will unwind its operations in respect of the relevant business.

(e) Employees

Based on the information presently available, Hospira aims to ensure stability and continuity of employment for BresaGen's key staff. This aim will be a key element of the strategic review program.

(f) Directors

The board of directors of BresaGen will consist of representatives of Hospira.

(g) Business Integration

Hospira intends to centralise BresaGen's corporate functions such as the company secretarial, financial management and information technology functions in order to eliminate duplication and reduce costs where possible. It is probable that BresaGen's name will change. The current premises owned and occupied by BresaGen will be retained.

(h) Elimination of Duplication

It is possible that the above steps may result in the positions of some employees, particularly in administrative areas, coming under review. In this circumstance any surplus employee(s) would be made redundant and would receive payments and other benefits as required by contractual and other legal requirements.

5.2.2 Intentions upon gaining a shareholding in BresaGen but not being able to proceed to compulsory acquisition

The Offer is conditional upon Hospira being able to compulsorily acquire all outstanding BresaGen Shares. It is open to Hospira to either rely on that Condition or waive it, at its discretion, in accordance with the Corporations Act. Hospira does not currently intend to waive this Condition. Should it choose to do so, Hospira may waive that Condition and as a result of its Offer acquire less than 100% of BresaGen.

If that were the case, then following the close of the Offer, Hospira may hold a sufficient number of BresaGen Shares to exercise control over the board of directors, management and operations of BresaGen, but may not be entitled to compulsorily acquire all outstanding BresaGen Shares.

Hospira's intentions in those circumstances are outlined below.

Hospira would only make a decision on any of the courses of action described below after it receives legal and financial advice and its intentions below must be read as subject to:

- the legal obligation of the board of directors of BresaGen to have regard to the interests of BresaGen as a whole;
- the Corporations Act and ASX Listing Rules (in particular in relation to related party transactions and conflicts of interest); and
- the outcome of the operational and strategic review described in Section 5.2.1(b) of this Bidder's Statement.

(a) Strategic review and implementation of efficiencies

Hospira intends to implement the intentions described in Sections 5.2.1(b) to 5.2.1(h) above to the extent that is feasible if BresaGen is controlled by Hospira but not a wholly owned subsidiary.

(b) ASX Listing

Hospira intends to maintain BresaGen's listing on ASX while it meets ASX requirements for maintaining a listing, but would seek to de-list the company if possible.

(c) Board Composition

Hospira intends, subject to the Corporations Act and BresaGen's constitution, to seek to ensure that it has its nominees on the Board of Directors of BresaGen. Hospira would seek to achieve this by either making further appointments and/or replacing existing BresaGen Directors with its nominees. Candidates to be appointed or replaced in this way have not yet been identified by Hospira and their identity will depend on circumstances at the time.

(d) Dividend Policy

Hospira understands that BresaGen has never paid a dividend. It is not Hospira's current intention that BresaGen would pay any dividend in the foreseeable future.

(e) Compulsory Acquisition

If Hospira becomes entitled at some future time to exercise general compulsory acquisition rights under the Corporations Act, it intends to exercise those rights.

6. The Terms of the Offer

6.1 Off-market Takeover Bid

(a) Hospira offers to acquire all of your BresaGen Shares on the terms and subject to the Conditions set out in the Offer. You may only accept the Offer for all of your BresaGen Shares.

(b) The Offer extends to all BresaGen Shares (including any BresaGen Shares which are issued during the Offer Period as a result of conversion of any Options or BresaGen Convertible Notes) such that it may be accepted by any person who is able to give good title to a parcel of BresaGen Shares.

6.2 Rights

Hospira will be entitled to all Rights (being those accruing after the date this Bidder's Statement is lodged with ASIC) in respect of your BresaGen Shares which it acquires under the Offer. If you receive any Rights and any documents as may be necessary to vest title to those Rights in Hospira or the benefit of those Rights are not passed on to Hospira, Hospira may reduce the consideration payable to you under this Offer by the amount (or value as reasonably assessed by Hospira) of those Rights.

6.3 Offer Date

The Offer is dated 24 August 2006, being the date on which the first of the Offers is sent to BresaGen Shareholders.

6.4 Date for determining holders of securities

For the purposes of section 633 of the Corporations Act, the date for determining the persons to whom information is to be sent under items 6 and 12 of subsection 633(1) of the Corporations Act is the Register Date.

6.5 *Consideration*

The consideration offered for each of your BresaGen Shares to which the Offer relates is 14 cents per share in cash.

6.6 Offer Period

The Offer commences on the date the first of the Bidder's Statements are sent, which will be 24 August 2006, and remains open for acceptance until 7.00 pm (Adelaide time) on 25 September 2006, unless it is withdrawn or extended.

Hospira reserves its rights under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

If within the last seven (7) days of the Offer Period:

- the Offer is varied to improve the consideration offered; or
- Hospira's voting power in BresaGen increases to more than 50%,

then in either case the Offer Period will be automatically extended in accordance with section 624(4) of the Corporations Act, so that it ends 14 days after the relevant event.

You may accept the Offer at any time during the Offer Period.

6.7 How to accept the Offer

The method by which you can accept the Offer will depend on whether your BresaGen Shares are in an Issuer Sponsored Holding or a CHESS Holding.

Your BresaGen Shares are in an **Issuer Sponsored Holding** if they are sponsored directly by BresaGen as issuer.

Your BresaGen Shares are in a **CHESS Holding** if they are sponsored by a Broker or other CHESS Participant or if you are a Controlling Participant.

The enclosed Acceptance Form indicates whether you have an Issuer Sponsored Holding or a CHESS Holding.

(a) Issuer Sponsored Holdings

If any of your BresaGen Shares is in an Issuer Sponsored Holding, to accept the Offer you must:

- **complete, sign and send** the enclosed Acceptance Form in accordance with the instructions on the form;
- ensure that the Acceptance Form, together with all other documents required by those instructions, are **received** before the expiry of the Offer Period.

You may send the completed Acceptance Form (together with any documents required by the instructions on that form):

- in the envelope provided (pre-paid in Australia); or
- to:

BresaGen Limited Takeover
C/- Computershare Investor Services Pty Limited
GPO Box 1903
Adelaide SA 5001

Alternatively, you may deliver the Acceptance Form (together with any documents required by the instructions on that form) to:

Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide SA 5000
Australia

(b) **CHESS Holdings**

If any of your BresaGen Shares is in a CHESS Holding, to accept the Offer you must comply with the ASTC Settlement Rules. To accept the Offer in accordance with the ASTC Settlement Rules, you should:

(i) instruct your Broker or Controlling Participant to initiate acceptance of the Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period; or

(ii) if you are a Broker or Controlling Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period.

Alternatively, to accept the Offer for BresaGen Shares held in a CHESS Holding, you may **complete, sign and send** the Acceptance Form in accordance with the instructions on it, together with all other documents required by those instructions, and ensure that it is received before the expiry of the Offer Period at one of the addresses shown on the Acceptance Form. This will authorise Hospira to instruct your Broker or Controlling Participant to initiate acceptance of the Offer on your behalf. You must ensure that the Acceptance Form is received by Hospira in time for Hospira to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the expiry of the Offer Period. You will be taken to have completed acceptance of the Offer when your Controlling Participant initiates acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

(c) **BresaGen Shares held in different holdings**

If some of your BresaGen Shares are held in different parcels in different forms, your acceptance of the Offer may require action under Sections 6.7(a) and 6.7(b) of this Bidder's Statement in relation to the separate parcels of your BresaGen Shares.

(d) **Nominee holdings**

If your BresaGen Shares are registered in the name of a Broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting the Offer.

(e) **Trustees and Nominees**

If you are a trustee or nominee for several persons in respect of separate parcels of BresaGen Shares, section 653B of the Corporations Act deems an Offer to have been made to you in respect of each separate parcel. To validly accept the Offer for any of those separate parcels, you must:

(i) if the parcel consists of BresaGen Shares held in an Issuer Sponsored Holding, complete and sign the Acceptance Form; and/or

(ii) if the parcel consists of BresaGen Shares held in a CHESS Holding, initiate acceptance in accordance with Rule 14.14 of the ASTC Settlement Rules,

in each case specifying that the BresaGen Shares in respect of which you are accepting are a separate parcel and the number of BresaGen Shares in the separate parcel to which the acceptance relates. You may at the one time accept the Offer in respect of two or more such separate parcels as if they were a single parcel.

If this Section 6.7(e) applies to you, please call the Offer Information Line on 1300 309 570 (callers within Australia) or +613 9415 4345 (callers from outside Australia) for such additional copies of this Bidder's Statement or the Acceptance Form as are necessary. In accordance with legal requirements, all calls to these numbers will be recorded.

(f) Status of Acceptance Form

The Acceptance Form enclosed with this Bidder's Statement forms part of the Offer.

The requirements on the Acceptance Form must be observed in accepting the Offer in respect of any BresaGen Shares. Acceptance of the Offer for BresaGen Shares held in an Issuer Sponsored Holding or a CHESS Holding will be effective only when (subject to Section 6.7(g) of this Bidder's Statement), the properly completed Acceptance Form (together with any document required by the instructions on that form) has been received at the address indicated on the Acceptance Form or the address indicated in Section 6.7(a) above not later than the end of the Offer Period.

The method chosen for delivery of the Acceptance Form and other documents is at the risk of BresaGen Shareholders.

(g) Discretion of Hospira

Despite anything in Section 6.7 of this Bidder's Statement, Hospira may at its discretion treat any Acceptance Form received before the end of the Offer Period as valid or waive any requirement of Section 6.7 of this Bidder's Statement in respect of any BresaGen Shares, but the payment of the Offer Consideration in accordance with the Offer will not be made until any irregularity has been resolved or waived and any other documents required to procure registration have been received by Hospira.

Please call the Offer Information Line on 1300 309 570 (callers in Australia) or +613 9415 4345 (callers from outside Australia) if you have any queries about the Offer.

6.8 Persons to whom the Offer is made

The Offer is made to:

- each holder of BresaGen Shares registered in BresaGen's register of shareholders as at the close of business (Adelaide time) on the Register Date; and

- any person who becomes registered or entitled to be registered as the holder of BresaGen Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of such rights conferred by, such securities as are convertible into BresaGen Shares and are on issue as at the Register Date.

6.9 Conditions

The Offer and any contract that results from your acceptance of the Offer are subject to the fulfilment of the following conditions.

(a) Minimum acceptance

Before the end of the Offer Period, Hospira has a relevant interest in at least 90% (by number) of BresaGen Shares.

(b) Regulatory Approvals

Before the end of the Offer Period, all approvals or consents that are required by law, regulation or regulatory policy, as are necessary to permit:

- the Offer to be lawfully made to and accepted by BresaGen Shareholders;
- the acquisition of the BresaGen Shares by Hospira,

are granted, given, made or obtained unconditionally, remain in full force and effect and do not become subject to any notice, indication or intention to revoke, suspend, restrict, modify or renew them.

(c) No regulatory action

Between the Announcement Date and the end of the Offer Period:

(i) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

(ii) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

(iii) no application is made to any Regulatory Authority (other than by Hospira or any associate of Hospira),

which is likely to or purports or threatens to restrain, prohibit, impede or otherwise adversely affect the making of the Offer, the acquisition of the BresaGen Shares by Hospira, the rights of Hospira in respect of BresaGen and the BresaGen Shares or the continued operation of the businesses of BresaGen or their subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act).

(d) No material adverse change

Between the Announcement Date and the end of the Offer Period:

(i) no act, fact, matter, event, circumstance, transaction or contract occurs, is announced, becomes public or otherwise known to Hospira which has, will or is reasonably likely to result in a material adverse change in or in relation to BresaGen, a subsidiary of BresaGen or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of BresaGen; and

(ii) Hospira does not become aware that any document filed by or on behalf of BresaGen with any regulatory authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect.

(e) No distribution by BresaGen

Between the Announcement Date and the end of the Offer Period, neither BresaGen nor any subsidiary of BresaGen announces, makes, declares or pays any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie).

(f) Interests in BresaGen

Between the Announcement Date and the end of the Offer Period, no person (other than Hospira or any subsidiary of Hospira) acquires a relevant interest in 10% or more of BresaGen Shares.

(g) Development and Supply Agreements

Between the Announcement Date and the end of the Offer Period, neither BresaGen nor any subsidiary of BresaGen enters into any agreement under which it agrees to develop products or supply products to a non-Australian territory or with a non-Australian party.

(h) U.S Regulations

The acquisition of the BresaGen Shares by Hospira will not require Hospira, Inc., or any US person, to act in a manner inconsistent with the U.S. Export Administration Regulations or any of the various sanction programs administered by the U.S. Treasury Department's Office of Foreign Asset Control, insofar as they relate to contractual commitments by BresaGen.

(i) No prescribed occurrences

Between the time the Bidder's Statement is given to BresaGen and the end of the Offer Period, none of the following occurrences (***Prescribed Occurrences***) happens:

(i) BresaGen converts all or any of its shares into a larger or smaller number of shares;

(ii) BresaGen or a subsidiary of BresaGen resolves to reduce its share capital in any way;

(iii) BresaGen or a subsidiary of BresaGen enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) BresaGen or a subsidiary of BresaGen issues shares (other than as a result of the exercise of BresaGen Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) BresaGen or a subsidiary of BresaGen issues, or agrees to issue, convertible notes;

(vi) BresaGen or a subsidiary of BresaGen disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) BresaGen or a subsidiary of BresaGen charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) BresaGen or a subsidiary of BresaGen resolves to be wound up;

(ix) a liquidator or provisional liquidator of BresaGen or of a subsidiary of BresaGen is appointed;

(x) a court makes an order for the winding up of BresaGen or of a subsidiary of BresaGen;

(xi) an administrator of BresaGen or of a subsidiary of BresaGen is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) BresaGen or a subsidiary of BresaGen executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of BresaGen or of a subsidiary of BresaGen.

6.10 Nature of Conditions

(a) Each of the Conditions in Section 6.9 of this Bidder's Statement to which the Offer is subject is a condition subsequent and will not prevent a contract to sell your BresaGen Shares resulting from acceptance of the Offer, but any breach or non-fulfilment of the Offer will entitle Hospira, by notice in writing to you, to rescind a contract that results from your acceptance of the Offer as if that contract had not been formed.

(b) Each of the Conditions in each paragraph and each sub-paragraph which apply to the Offer will constitute and be construed as a separate, several and distinct condition. No Condition which applies to the Offer will be taken to limit the meaning or effect of any other Condition.

6.11 Benefit of Conditions

Subject to the provisions of the Corporations Act, Hospira alone will be entitled to the benefit of the Conditions which apply to the Offer and any breach or non-fulfilment of the Conditions may be relied on only by Hospira.

6.12 Freeing the Offer from Conditions

(a) Subject to section 650F of the Corporations Act, Hospira may at any time and in its sole discretion free the Offer and any contract resulting from acceptance of the Offer from the Conditions in Section 6.9 of this Bidder's Statement generally or in relation to a specific occurrence or a specific entity by giving notice in writing to BresaGen and to ASX. Any such notice may be given:

(i) in relation to a Condition relating to an event or circumstance referred to in subsection 652C(1) or (2) of the Corporations Act - not less than three Business Days after the end of the Offer Period; and

(ii) in relation to any other Condition - not less than seven days before the end of the Offer Period.

(b) If, at the end of the Offer Period (or, in the case of the Condition in Section 6.9(b) of this Bidder's Statement, within three Business Days after the end of the Offer Period), the Conditions in Section 6.9 of this Bidder's Statement have not been fulfilled and Hospira has not declared the Offer (or the Offer has not become) free from those Conditions, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be automatically void.

6.13 Notice on the Status of Conditions

The date for giving the notice on the status of the Conditions in Section 6.9 of this Bidder's Statement required by section 630(1) of the Corporations Act is 18 September 2006 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

6.14 Effect of acceptance

By accepting the Offer in accordance with Section 6.7 of this Bidder's Statement, you will, or will be deemed to, have:

(a) accepted the Offer for all of your BresaGen Shares and irrevocably agreed to the terms and conditions of the Offer to sell all your BresaGen Shares to Hospira (regardless of the number of BresaGen Shares specified in the Acceptance Form or other acceptance) (***Accepted Shares***);

(b) subject to the Offer being declared free from the Conditions set out in Section 6.9 of this Bidder's Statement or those Conditions being fulfilled, assigned all of the beneficial interest in your BresaGen Shares to Hospira, conveyed beneficial title to your BresaGen Shares to Hospira and agreed to transfer legal title to all your BresaGen Shares to Hospira, and agreed that Hospira will be immediately entitled to cause the transfer of your BresaGen Shares to be registered, in accordance with the terms of Offer;

(c) authorised Hospira (by its directors, officers, servants or agents) to complete the Acceptance Form by inserting such details as are omitted in respect of the Accepted Shares and to rectify any errors in or omissions from the Acceptance Form (including altering the number of BresaGen Shares stated to be held by you if it is otherwise than as set out in the relevant form and making any consequential changes to the number of the Accepted Shares) as may be necessary to make the Acceptance Form an effective acceptance of the Offer or to enable registration of the transfer of the Accepted Shares to Hospira;

(d) represented and warranted to Hospira that the Accepted Shares will, at the date of the transfer of them to Hospira, be fully paid and free from all Encumbrances of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to accept the Offer and to sell and transfer the legal and beneficial ownership of the Accepted Shares to Hospira;

(e) represented and warranted to Hospira that, if you are the legal owner but not the beneficial owner of the Accepted Shares:

   (i) the beneficial holder has not sent a separate acceptance of the Offer in respect of the Accepted Shares;

   (ii) the number of BresaGen Shares you have specified as being the entire holding of BresaGen Shares you hold on behalf of the particular beneficial holder is in fact such entire holding; and

   (iii) that you are irrevocably and unconditionally entitled to transfer the Accepted Shares, and to assign all of the beneficial interest therein to Hospira;

(f) appointed Hospira and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from the date that the Offer, or any contract resulting from acceptance of the Offer, becomes free from its Conditions or such Conditions are satisfied or waived, with power to do all things which you could lawfully do concerning the Accepted Shares or in exercise of any right derived from the holding of the Accepted Shares, including:

   (i) attending and voting at any meeting of BresaGen;

   (ii) demanding a poll for any vote to be taken at any meeting of BresaGen;

   (iii) proposing or seconding any resolution to be considered at any meeting of BresaGen;

   (iv) requisitioning the convening of any meeting of BresaGen and convening a meeting pursuant to any such requisition;

   (v) notifying BresaGen that your address in the records of BresaGen for all purposes, including the despatch of notices of meeting, annual reports and dividends, should be altered to an address nominated by Hospira; and

   (vi) doing all things incidental or ancillary to any of the foregoing,

and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Hospira as the intended registered holder and beneficial holder of the Accepted Shares.

This appointment, being given for valuable consideration to secure the interest acquired in your BresaGen Shares to which the Offer relates, is irrevocable, and terminates upon registration of a transfer to Hospira of your BresaGen Shares to which the Offer relates.

Hospira will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph (f);

(g) irrevocably authorised and directed BresaGen to pay Hospira or to account to Hospira for all Rights in respect of the Accepted Shares subject, however, to any such Rights received by Hospira being accounted for by Hospira to you if the Offer is withdrawn or the contract formed by your acceptance of the Offer is rescinded or rendered void;

(h) except where Rights have been paid or accounted for under paragraph (g), irrevocably authorised Hospira to deduct from the consideration payable in accordance with the terms of the Offer to which your acceptance relates the amount of all Rights referred to in paragraph (g) or any amount equal to the value of those Rights as reasonably assessed by Hospira (or, if there is a dispute, the Chairman of ASX or his nominee);

(i) if you signed the Acceptance Form in respect of any of your BresaGen Shares in a CHESS Holding, irrevocably authorised Hospira:

    (i) to instruct your Controlling Participant to initiate acceptance of the Offer in respect of all such BresaGen Shares in accordance with the ASTC Settlement Rules; and

    (ii) to give any other instructions concerning those BresaGen Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant;

(j) agreed that, if Section 6.15(c) applies to you, you will provide Hospira at your cost with all information and assistance required in order for Hospira to apply for requisite authorities or clearances from the Reserve Bank of Australia or the Australian Taxation Office; and

(k) agreed that the contract formed by acceptance of the Offer will be governed by the laws in force in New South Wales and agreed to submit to the non-exclusive jurisdiction of courts exercising jurisdiction there.

6.15 Payment of Offer Consideration

(a) Subject to Section 6.15(c) of this Bidder's Statement, if you accept the Offer in respect of your BresaGen Shares and the Conditions have been satisfied or waived, Hospira will arrange for a cheque to be drawn in Australian dollars in your favour for the amount of cash payable to you in accordance with the Offer and send the cheque to you at the address shown in the Acceptance Form by the end of whichever of the following periods ends earlier:

(i) one month after the date the Offer is validly accepted by you under Section 6.7 of this Bidder's Statement or, if at the time of your acceptance the Offer is subject to a Condition in Section 6.9 of this Bidder's Statement, one month after the contract formed by your acceptance of the Offer becomes unconditional; or

(ii) 21 days after the end of the Offer Period.

(b) All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of the Offer, and any stamp duty payable on transfers of BresaGen Shares, will be paid by Hospira.

(c) If, at the time of acceptance of the Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under the Offer, or you are resident in, or a resident of, a place to which, or you are a person to whom, the following regulations apply:

(i) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(ii) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(iii) the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth);

(iv) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(v) any other law of Australia that would make it unlawful for Hospira to provide consideration for your BresaGen Shares,

then acceptance of the Offer will not create for you or transfer to you any right (contractual or otherwise) to receive the consideration specified in the Offer unless and until all requisite authorities or clearances have been obtained.

The places to which and persons to whom the *Banking (Foreign Exchange) Regulations 1959* (Cth) currently apply include supporters of the former Milosevic government of the Federal Republic of Yugoslavia, and specified ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the *Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002* currently apply include the Taliban, Osama bin Laden, a member of the Al-Qaeda organization, and any person named on the list maintained by the Committee under the United Nations Resolution 1390.

The places to which and persons to whom the *Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001* currently apply include the Taliban Territory, a Bin Laden Entity and a Taliban Territory (as those terms are defined in those regulations).

The persons to whom the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* currently apply include members of the previous government of Iraq, Saddam Hussein, its senior officials and their immediate families.

6.16 Improved Offer Consideration

If you have accepted the Offer and Hospira subsequently improves the Offer Consideration, you will be entitled to the improved consideration and Hospira will pay it to you:

(a) if the Offer Consideration has not yet been paid to you, the improved consideration will be paid to you at the time when the consideration is paid to you; or

(b) if the Offer Consideration has been paid to you, the improved consideration will be paid to you as soon as practicable.

Under no circumstances will interest be paid on the consideration due under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

6.17 Variation

Hospira may vary the Offer as permitted by Part 6.6 Division 2 of the Corporations Act.

6.18 Withdrawal of the Offer

(a) The Offer may be withdrawn with the consent in writing of ASIC, which consent may be given subject to conditions. If this occurs, Hospira will give notice of the withdrawal to ASX and to BresaGen and will comply with any other conditions imposed by ASIC.

(b) If Hospira withdraws the Offer, all contracts arising from its acceptance will automatically be void.

6.19 Brokerage and other costs

No brokerage, stamp duty or goods and services tax will be payable by you if you accept the Offer.

6.20 Notices

Hospira may give a notice to you under the Offer by leaving it at or sending it by pre-paid ordinary post or by airmail (if your address is outside Australia), to your address given to Hospira by BresaGen under section 641 of the Corporations Act.

6.21 Governing Law

The Offer and any contract that results from your acceptance of the Offer will be governed by the laws in force in New South Wales.

7. Tax Consequences

BresaGen Shareholders will need to consult their own tax advisors regarding the consequences of acquiring, holding or disposing of BresaGen Shares in light of their particular investment circumstances.

7.1 Introduction

The following descriptions are based upon the laws as in effect at the date of this Bidder's Statement, but are not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every BresaGen Shareholder. Those persons should seek independent professional advice about their own particular circumstances.

The following is a general description of the Australian income and capital gains tax consequences to BresaGen Shareholders of the acceptance of the Offer. The comments set out below are relevant where those securities are held as capital assets for the purpose of investment and not in connection with the conduct of a business.

Certain BresaGen Shareholders, such as those engaged in a business of trading or investment, those who acquired those securities for the purpose of resale at a profit or those which are banks; insurance companies; tax exempt organisations or superannuation funds or persons who acquired their BresaGen Shares in respect of their employment at BresaGen (or an associated company), will or may be subject to special or different tax consequences peculiar to their circumstances.

BresaGen Shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences, under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer.

The summary reflects the current provisions of the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 and the regulations made under those acts (collectively the ***Tax Laws***).

7.2 Capital gains tax

Acceptance of the Offer will involve the disposal by BresaGen Shareholders of all of their BresaGen Shares, by way of transfer to Hospira. This change in the ownership of the BresaGen Shares will constitute a capital gains tax (***CGT***) event for Australian CGT purposes.

Australian resident BresaGen Shareholders who acquired or are deemed to have acquired their BresaGen Shares after 19 September 1985 may make a capital gain or capital loss, depending on whether their capital proceeds from the event are more than their cost base (or in some cases indexed cost base) of their BresaGen Shares, or whether those capital proceeds are less than their reduced cost base of those shares. It is assumed for the purposes of this summary that all relevant shareholders acquired their shares after 19 September 1985 as determined for the purpose of these capital gains provisions.

The capital proceeds of the CGT event will be the sum of the amount of money received by the BresaGen Shareholder in respect of the disposal of the BresaGen Shares pursuant to the Offer.

The cost base of the BresaGen Shares is generally their cost of acquisition. Certain other amounts associated with acquisition and disposal, such as brokerage or stamp duty, may be added to the cost base.

Capital gains and capital losses are aggregated to determine whether there is a net capital gain. If so, that net capital gain is included in assessable income and subject to income tax. However, a '*CGT Discount*' may be available to reduce the taxable gain for certain holders of BresaGen Shares.

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to be offset against future capital gains.

In general, if a BresaGen Share is held for 12 months or less before disposal (this is the time when the shareholder accepts the Share Offer), the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

If a BresaGen Share is held for more than 12 months before disposal, the capital gain or loss will be calculated using one of the methods described below:

- If the BresaGen Share was acquired *before* 11.45 am (Australian Capital Territory time) on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, which (in the case of calculating a capital gain but not a capital loss) may be indexed for inflation up to 30 September 1999. Indexation of the cost base is mandatory for a shareholder of a BresaGen Share which is a company. This contrasts with the situation where the relevant BresaGen Share is held by an individual, complying superannuation entity or trust, in this latter situation the shareholder may choose between using indexation or claiming the 'CGT Discount'. This is an either or choice. That is, if a shareholder chooses to use indexation then they are not able to claim the benefit of the 'CGT Discount' as well. Similarly where a shareholder elects to claim the benefit of the 'CGT Discount' then they are not permitted to use indexation as well.
- If the BresaGen Share was acquired *after* 11.45am (Australian Capital Territory time) on 21 September 1999 the capital gain or loss is generally calculated as the difference between the capital proceeds and the cost base for the share, with no indexation. If such shares are held by an individual, a complying superannuation entity or a trust then those shareholders may claim the benefit of the 'CGT Discount' since they have held their shares for more than 12 months before disposal.

If a BresaGen Shareholder is an individual, complying superannuation entity or trust and held their BresaGen Shares for more than 12 months before accepting the Share Offer, they will be entitled to a '*CGT Discount*' for BresaGen Shares disposed of under the Share Offer, if they have not elected to use indexation of their cost base (as described above). The CGT Discount entitles such shareholders to reduce their net capital gain on those shares (after deducting available capital losses of the shareholder) by half, in the case of individuals and trusts, or by one-third in the case of complying superannuation entities.

However, trustees should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains.

The CGT Discount is not available to companies, nor does it apply to BresaGen Shares held for 12 months or less. Special rules apply under the Tax Laws to determine if shares have been held for the requisite period. BresaGen Shareholders should seek their own advice on this.

BresaGen Shareholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of BresaGen Shares if they and their associates have not held 10% or more (by value) of the shares in BresaGen at any time in the five years preceding the disposal of the BresaGen Shares.

The Government proposes to alter the way that non-residents that are not operating through an Australian permanent establishment (PE) will be taxed under the capital gains provisions and a legislative bill has been introduced to effect this proposal. Under the legislative bill BresaGen Shareholders who are not resident in Australia for income tax purposes (and do not have an Australian PE) will generally not be subject to Australian CGT on the disposal of BresaGen Shares if they and their associates have not held 10% or more of the interests in BresaGen at either the time when the BresaGen Shares are disposed of or throughout a 12 month period that began no earlier than 24 months before the disposal time and ended no later than the disposal time. This legislative bill has not yet been enacted. Accordingly there is a risk that its contents may be altered (or the bill may not be enacted at all). Non-resident BresaGen Shareholders should seek their own advice on the passage and effect of the bill on their own circumstances.

If the BresaGen Shares were not listed for quotation on an official stock exchange at any time during the 5 year period up to and including the disposal time, a Shareholder may derive an assessable capital gain on disposal even if the Shares were acquired before 20 September 1985. Relevantly, BresaGen Shares were suspended from trading in the time period from 20 January 2004 to 14 December 2004 during the time when BresaGen entered into voluntary administration. Pre 20 September 1985 BresaGen Shareholders should refer this issue to their own tax advisor.

7.3 Stamp duty and the Goods and Services Tax (*GST*)

No GST is payable on the transfer of BresaGen Shares under the Offer.

Share transfer duty will not be payable by the BresaGen Shareholder. To the extent that any share transfer duty is payable, Hospira will pay that duty.

8. Material Contracts

Hospira has entered into certain material contracts in connection with the Offer, the key terms of which are summarised below.

8.1 Pre-Bid Agreement

Under the Pre-Bid Agreement, Hospira and BresaGen have undertaken to use their best endeavours to facilitate the making and acceptance of the Offer and the Option Offer. BresaGen has agreed, among other things:

- to give Optionholders notice within 5 Business Days of the date of the Pre-Bid Agreement in accordance with the terms of the relevant BresaGen Options that:
  - (a) any BresaGen Option which was not yet exercisable has, as a consequence of the Offer, become exercisable;
  - (b) any BresaGen Option which becomes exercisable on notice of a takeover offer for BresaGen and which will lapse at the end of such takeover offer, will lapse at the end of the period the Offer is open for acceptance;
- not to revoke its notices to Optionholders and to inform Optionholders within 5 Business Days of the date of the Pre-Bid Agreement that they can accept the Option Offer or exercise their BresaGen Options;
- that it will permit Optionholders to transfer their BresaGen Options to Hospira;
- to secure on the date Hospira has a relevant interest in at least 90% (by number) of BresaGen Shares the termination and release of all liabilities under the convertible note on issue to CBio Limited as at the date of the Pre-Bid Agreement in exchange for repayment of the $100,000 face value of the convertible note.

8.2 Share Purchase Agreement

Under the Share Purchase Agreement Hospira purchased 29,897,290 BresaGen Shares from CBio Limited at a price of $0.14 per share ($4,185,620.60 in total).

8.3 Financing Agreement

Hospira, Inc. has entered into a Multicurrency Credit Facility Agreement with Hospira dated 11 August 2006 (***Financing Agreement***) under which Hospira, Inc. has unconditionally agreed to lend funds to Hospira in a mutually agreeable currency.

Interest is payable at LIBOR for the relevant period and unlimited funds will be made available by Hospira, Inc. as required by Hospira from time to time for the purposes of the Offer. The funds made available to Hospira by Hospira, Inc. under the Financing Agreement will not be repayable until after Hospira has satisfied its obligations in respect of the Offer.

9. Additional Information

The following information on BresaGen's securities has been prepared by Hospira using publicly available information and limited information made available to Hospira by BresaGen.

Information in this Bidder's Statement concerning BresaGen's securities has not been independently verified. Accordingly, Hospira does not (subject to the Corporations Act) make any representation of warranty, express or implied, as to the accuracy and completeness of such information.

Further information relating to BresaGen's securities should be included in the Target's Statement.

9.1 Relevant interests and voting power held in BresaGen

According to documents provided by BresaGen to the ASX, as at the date of this Bidder's Statement BresaGen's issued securities consist of:

Class	Number
BresaGen Shares	149,861,104
BresaGen Options	19,217,650
BresaGen Convertible Notes	1

9.1.1 BresaGen Options

There are 19,217,650 BresaGen Options, which fall within the following classes:

- 5,602,650 Employee Share Option Plan Options;
- 9,500,000 Directors and Senior Executives Options; and
- 4,115,000 Other Options.

(a) Employee Share Option Plan Options

The Employee Share Option Plan Options are held by 47 persons and were granted under the following BresaGen employee share option plans:

- the Employee and Research Options Incentive Plan dated March 2001;
- the Employee Options Incentive Plan dated September 2002; and
- the Employee Options Incentive Plan dated June 1999.

Details of the Employee Share Option Plan Options on issue are as follows:

Number	Date of Grant	Expiry Date	Exercise Price
263,334	18/10/1999	18/10/2009	$1.00
7,500	19/05/2001	19/05/2010	$1.50
127,500	10/10/2000	10/10/2010	$1.50
20,316	23/01/2003	30/06/2012	$1.01
3,334,000	11/07/2005	2010 - 2011	$0.10
1,850,000	11/07/2006	01/07/2011	$0.10

(b) Directors and Senior Executive Options

The Directors and Senior Executives Options are held by 7 persons and were granted under the BresaGen Directors and Executives Options Incentive Plan.

Details of the Director and Senior Executive Options on issue are as follows:

Number	Date of Grant	Expiry Date	Exercise Price
4,500,000	16/12/2004	16/12/2009	$0.12
5,000,000	30/05/2005	30/05/2010	$0.12

(c) Other Options

The Other Options are held by 4 persons and were granted under the following option plans:

- the Options Terms for 3,915,000 unlisted options issued to Paragon Equity Ltd;
- the Brian Condie Options Incentive Plan;
- the Employee Options Incentive Plan dated June 1999; and
- the Fred Wagner Options Incentive Plan.

Details of the Other Options on issue are as follows:

Number	Date of Grant	Expiry Date	Exercise Price
100,000	08/05/2003	08/05/2008	$0.30
50,000	26/08/2003	26/08/2008	$0.31
25,000	29/11/1999	29/11/2009	$1.48
3,915,000	05/12/2005	05/12/2010	$0.12
25,000	30/05/2003	30/05/2013	$0.2725

Both as at the date of this Bidder's Statement and immediately before the Bidder's Statement is sent, Hospira does not have a relevant interest in any BresaGen Options.

The Offer does extend to any BresaGen Shares that are issued on the exercise of BresaGen Options during the period from the Register Date to the end of the Offer Period, where those BresaGen Options are on issue as at the Register Date.

9.1.2 BresaGen Convertible Notes

There is one convertible note on issue in respect of BresaGen Shares, which is held by CBio Limited (***CBio***).

The key terms of the convertible note on issue are summarised below:

- **Issue price**: $100,000.
- **Conversion**: The convertible note is convertible at the option of CBio at any time after issue and on or before 10 October 2009. The convertible note is convertible to that number of BresaGen Shares equal to the face value of the convertible note divided by the higher of 5 cents per BresaGen Share and the rolling 3 month volume weighted average price of BresaGen Shares traded on the ASX discounted at 20% prior to the conversion of the convertible note.

  Specifically, the lowest price at which BresaGen Shares will be issued is 5 cents per share such that the maximum number of BresaGen Shares which may be issued pursuant to the conversion of a $100,000 convertible note is 2,000,000.
- ***Ranking of Convertible Note Shares***: The BresaGen shares issued on conversion of the convertible note will rank equally with all other BresaGen Shares then on issue.
- **Redemption of Convertible Note**: The convertible note is redeemable at the option of CBio upon the occurrence of a redemption event (i.e. BresaGen's failure to make interest payments, BresaGen's default on any bank debt or other finance facility or on the occurrence of an event of default).
- **Transferability**: The convertible note is transferable at the option of CBio.
- **Security interests**: BresaGen may not grant security interests which rank ahead of CBio.

BresaGen has agreed that the convertible note which is held by CBio will be terminated on the date that Hospira has a relevant interest in at least 90% (by number) of BresaGen Shares and all liabilities under that convertible note will be released in exchange for repayment of the $100,000 face value.

Both as at the date of this Bidder's Statement and immediately before the Bidder's Statement is sent, Hospira does not have a relevant interest in any BresaGen Convertible Notes.

The Offer does extend to any BresaGen Shares that are issued on the exercise of BresaGen Convertible Notes during the period from the Register Date to the end of the Offer Period, where those BresaGen Convertible Notes are on issue as at the Register Date.

9.2 Interests in BresaGen Shares

As at the date of this Bidder's Statement, Hospira had a relevant interest in 29,897,290 BresaGen Shares, and voting power of 19.95% (based on the total number of BresaGen Shares as at 15 August 2006).

As at the date immediately before the first Offer is sent, Hospira had a relevant interest in 29,897,290 BresaGen Shares and voting power of 19.95% (based on the total number of BresaGen Shares as at 16 August 2006).

9.3 Particulars of dealings in BresaGen Shares

(a) Acquisitions or disposals of BresaGen Shares by Hospira or associates during previous 4 months

In the 4 months before the date of this Bidder's Statement, neither Hospira nor any associate has provided (or agreed to provide) or received (or agreed to receive) consideration for any BresaGen Shares under a purchase or agreement to purchase or a sale or agreement to sell, other than as set out below.

Date of purchase	Number acquired	Cash sum per BresaGen Share
11/08/06	29,897,290	14 cents

In the period between the date of this Bidder's Statement and the date of the Offer, neither Hospira nor any of its associates has provided (or agreed to provide) or has received (or agreed to receive) consideration for any BresaGen Share under a purchase or agreement to purchase or a sale or agreement to sell.

(b) Benefits to BresaGen Shareholders in the last 4 months

Except for the Share Purchase Agreement with CBio Limited, in the 4 months before the date of this Bidder's Statement, neither Hospira nor any of its associates gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate to:

(A) accept an offer under the Offer; or

(B) dispose of securities in the bid class,

which benefit was not offered to all holders of securities in the bid class for the Offer.

In the period between the date of this Bidder's Statement and the date of the Offer, neither Hospira nor any of its associates gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate to:

(A) accept an offer under the Offer; or

(B) dispose of securities in the bid class,

which benefit was not offered to all holders of securities in the bid class for the Offer.

9.4 Interests of Hospira Directors in BresaGen

As at the date of this Bidder's Statement, no Hospira Director has any interest in any BresaGen Shares.

As at the date of this Bidder's Statement, no Hospira Director has any interest in any contract entered into by BresaGen.

9.5 Escalation agreements

Neither Hospira nor any of its associates has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

9.6 Agreements or arrangements with BresaGen Directors

As at the date of this Bidder's Statement, there are no agreements or arrangements made between Hospira and the BresaGen Directors or the senior management of BresaGen in connection with the Offer.

9.7 Hospira's offer to acquire BresaGen Options

In addition to the Offer, Hospira is separately making an offer to acquire all outstanding BresaGen Options. BresaGen has consented to the transfer of the BresaGen Options to Hospira and the BresaGen Directors have unanimously recommended that Optionholders transfer their respective holdings of BresaGen Options to Hospira.

The price offered by Hospira for each BresaGen Option is equal to the difference between the 14 cents per share cash offer price under the Offer and the exercise price of each BresaGen Option held. For example, a BresaGen Option with an exercise price of 12 cents per share will be acquired by Hospira for 2 cents.

BresaGen Options that have an exercise price of more than 14 cents will be purchased for nil consideration.

9.8 Date for determining holders of securities

For the purposes of section 633 of the Corporations Act, the date for determining the people to whom information is to be sent under items 6 and 12 of section 633(1) is the Register Date.

9.9 Statements made on the basis of ASX announcements

BresaGen is a disclosing entity for the purposes of the Corporations Act and therefore is subject to regular reporting and disclosure obligations. Annexure 2 contains a list of each announcement made by or in respect of BresaGen to the ASX between 7 March 2006 and the date of this Bidder's Statement.

9.10 Consents to be named

In accordance with subsection 636(3) of the Corporations Act, Computershare Investor Services Pty Limited has consented to being named in this Bidder's Statement in the form and context in which its name appears and has not withdrawn its consent before lodgement of this Bidder's Statement with ASIC.

In accordance with subsection 636(3) of the Corporations Act, Baker & McKenzie has consented to being named in this Bidder's Statement in the form and context in which its name appears and has not withdrawn its consent before lodgement of this Bidder's Statement with ASIC.

In accordance with subsection 636(3) of the Corporations Act, JP Morgan Australia Limited has consented to being named in this Bidder's Statement in the form and context in which its name appears and has not withdrawn its consent before lodgement of this Bidder's Statement with ASIC.

As contemplated by ASIC Class Order 01/1543, this Bidder's Statement also includes statements based on statements made by persons in the circumstances described in that Class Order. Those persons have not consented to the inclusion of statements in this Bidder's Statement based on statements made by them.

9.11 Consent to early despatch

The BresaGen Directors have, in accordance with section 633(1) Item 6 of the Corporations Act, agreed and consented to the Bidder's Statement (and accompanying documents relating to the Offer) being sent to BresaGen Shareholders earlier than the specified minimum 14 day period.

9.12 Other Material Information

Except as set out elsewhere in this Bidder's Statement, there is no other information which:

(a) is material to the making of the decision by a person to whom the Offer is made whether or not to accept an Offer;

(b) is known to Hospira; and

(c) has not previously been disclosed to BresaGen Shareholders.

9.13 Approval of the Bidder's Statement

This Bidder's Statement has been approved by a resolution passed by the directors of Hospira.

Dated: 15 August 2006.

Signed for and on behalf of Hospira.

10. Defined Terms and Interpretation

10.1 Defined Terms

In this Bidder's Statement the following words have these meanings unless the contrary intention appears or the context otherwise requires:

Acceptance Form means the acceptance form which accompanies this Bidder's Statement entitled Acceptance Form for Issuer Sponsored and CHESS Holdings or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of Hospira.

Accepted Shares has the meaning set out in Section 6.14(a) of this Bidder's Statement.

Announcement Date means 11 August 2006.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

ASX Listing Rules means the official listing rules of ASX.

Bidder's Statement means this document in respect of this Offer given by Hospira under Part 6.5 of Chapter 6 of the Corporations Act.

Broker means a person who is a stock broker and a Market Participant in CHESS.

BresaGen means BresaGen Limited (ABN 007 988 767).

BresaGen Convertible Notes means convertible notes which can be converted into BresaGen Shares and includes the Convertible Note on issue to CBio Limited as described in Section 9.1.2 of this Bidder's Statement.

BresaGen Directors or ***BresaGen Board*** means the board of directors of BresaGen (and each of the directors of BresaGen as the case may be).

BresaGen Options means options to subscribe for BresaGen Shares and includes the Directors and Senior Executive Options, Employee Share Plan Options and Other Options.

BresaGen Shareholder means a holder of a BresaGen Share.

BresaGen Shares means fully paid ordinary shares in BresaGen.

Business Day means a day on which banks are open for business in Adelaide, Australia.

CGT means capital gains tax.

CHESS means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

CHESS Holding means a holding of BresaGen Shares on the CHESS subregister of BresaGen.

CHESS Participant means a participant of ASX admitted to participate in the settlement facility operated by ASTC in accordance with the ASTC Settlement Rules.

Closing Date means 25 September 2006.

Condition means a condition set out in Section 6.9 of this Bidder's Statement.

Controlling Participant means the CHESS Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

Directors and Senior Executives Options means the options issued under the BresaGen Directors and Executives Options Incentive Plan.

Encumbrance means any mortgage, charge, lien, encumbrance and interest of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind.

Employee Share Plan Options means the options issued under one of the Employee Share Option Plans listed in Section 9.1.1(a) of this Bidder's Statement.

Financing Agreement means the multicurrency credit facility agreement dated 11 August 2006 between Hospira and Hospira, Inc., a summary of which is set out in Section 8.3 of this Bidder's Statement.

FIRB means the Foreign Investment Review Board.

Hospira means Hospira Holdings (S.A.) Pty Limited (ACN 121 147 019).

Hospira, Inc. means a company organised and existing under the laws of the state of Delaware with a registered address at 275 Northfield Drive, Lake Forest, Illinois 60045, USA.

Hospira Board or ***Hospira Directors*** means the board of directors of Hospira (and each of the directors of Hospira as the case may be).

Issuer Sponsored Holding means a holding of BresaGen Shares on BresaGen's issuer sponsored subregisters.

LIBOR means London Interbank Offered Rate.

Market Participant means a market participant under the ASTC Settlement Rules.

Offer means the offer for BresaGen Shares contained in Section 6 of this Bidder's Statement.

Offer Consideration means the consideration payable under the Offer.

Offer Period means the period during which the Offer is to remain open in accordance with Section 6.6 of this Bidder's Statement.

Optionholder means the holder of a BresaGen Option.

Option Offer means the offer for BresaGen Options summarised in Section 9.7 of this Bidder's Statement.

Other Options means options issued under one of the Option Plans listed in Section 9.1.1(c) of this Bidder's Statement.

Pre-Bid Agreement means the agreement dated 11 August 2006 between Hospira, Inc. and BresaGen, a summary of which is set out in Section 8.1 of this Bidder's Statement.

Prescribed Occurrences is defined in Section 6.9(i) of this Bidder's Statement.

Register Date means 21 August 2006, being the date set by Hospira under section 633(2) of the Corporations Act.

Related Bodies Corporate has the meaning given to that term in the Corporations Act.

Rights means in the case of BresaGen Shares, all accretions, rights and benefits attaching to or arising from the BresaGen Shares directly or indirectly after the date this Bidder's Statement is lodged with ASIC (including all rights to receive dividends and to receive or subscribe for shares, stock units, notes or options and all other securities, distributions or entitlements declared, paid or issued by BresaGen).

Share Purchase Agreement means the share purchase agreement dated 11 August 2006 between Hospira and CBio Limited, a summary of which is set out in Section 8.2 of this Bidder's Statement.

Target's Statement means the Target's Statement to be issued by BresaGen in response to this Bidder's Statement, as required by the Corporations Act.

10.2 Interpretation

In this Bidder's Statement, the following rules of interpretation apply unless the context requires otherwise.

(a) A reference to ***time*** is a reference to Adelaide time.

(b) ***Headings*** are for convenience only and do not affect interpretation.

(c) The ***singular*** includes the plural and conversely.

(d) A reference to a ***Section*** is to a section of this Bidder's Statement.

(e) A ***gender*** includes all genders.

(f) Where a ***word*** or ***phrase*** is defined, its other grammatical forms have a corresponding meaning.

(g) ***$*** or ***A$*** or ***¢*** is a reference to the lawful currency in Australia, unless otherwise stated.

(h) A reference to a ***person*** includes a body corporate, an unincorporated body or association, another entity as well as a natural person.

(i) A reference to a ***person*** includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

(j) A reference to any ***legislation*** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(k) A reference to any ***instrument*** or ***document*** includes any variation or replacement of it.

(l) Mentioning anything after ***includes, including, for example*** or similar expressions, does not limit what else might be included.

(m) A term not specifically defined in this Bidder's Statement has the meaning given to it in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(n) A reference to a ***right*** or ***obligation*** of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(o) A reference to ***you*** is to a person to whom the Offer is made.

(p) A reference to ***your BresaGen Shares*** is to BresaGen Shares in respect of which you were registered as a holder on the Register Date.

(q) A reference to an ***obligation*** is to an obligation whether or not enforceable presently or in the future and whether on the fulfilment of a condition or by reason of the act of a third party or not.

(r) References to an ***arrangement***, ***associate***, ***subsidiary***, ***related body corporate***, ***relevant interest*** and ***voting power*** are references to those terms as defined in the Corporations Act.

ANNEXURES

1. **Takeover Announcement**
2. **BresaGen Announcements since lodgement of BresaGen's Half Year Report on 7 March 2006**

ANNEXURE 1


BresaGen



11 August 2006.

Recommended cash takeover offer for BresaGen by Hospira

The Directors of BresaGen Limited (ASX: BGN) ("BresaGen") are pleased to announce that they have received an off market takeover offer for all of the issued capital in BresaGen from Hospira Holdings (S.A.) Pty Ltd ("Hospira"), a wholly owned subsidiary of Hospira, Inc. (NYSE: HSP).

Hospira is offering to acquire all outstanding fully paid ordinary shares in BresaGen for 14 cents per share in cash. This price represents a 47.4% premium to the price of BresaGen's shares on the last day of trading before trading in BresaGen shares was halted. 14 cents per share is also a 56.4% premium to BresaGen's volume weighted average daily traded share price for the 30 days prior to the day on which trading in BresaGen shares was halted.

Hospira is also separately offering to acquire all outstanding BresaGen share options from BresaGen optionholders. The price for options will be the difference between the 14 cents per share under the cash offer for shares and the exercise price of each option acquired.

Recommendations of BresaGen's Board of Directors

Hospira's offers separately and together have the unanimous support of the BresaGen Directors. The BresaGen Directors intend to recommend the offers to BresaGen shareholders and optionholders in the absence of higher priced offers.

All BresaGen Directors who hold shares or options intend to accept the offers in respect of all shares and/or options they own or control in the absence of higher priced offers.

Hospira's shareholding in BresaGen

Separately, BresGen's major shareholder CBio Limited has undertaken to sell a 19.95% shareholding interest in BresaGen to Hospira.

Conditions to Hospira's offers

Hospira's offers are subject to a number of conditions which are detailed in full in Annexure A. In summary, the key conditions are:

- minimum 90% acceptance of Hospira's share offer;
- obtaining all required regulatory approvals (no requirement for FIRB approval);
- no regulatory action or contravention;
- no material adverse change in BresaGen;
- no distribution declared or paid by BresaGen;
- no other party acquires a relevant interest of 10% or more of BresaGen;
- BresaGen does not enter into any international development or supply agreement; and
- no Prescribed Occurrences.

Offer Documents

Hospira intends to lodge a Bidder's Statement within the next week. A copy of the Bidder's Statement will be sent to BresaGen shareholders shortly thereafter. BresaGen intends to despatch its Target's Statement together with Hospira Bidder's Statement.

Documents relating to Hospira's offer to acquire BresaGen options will also be despatched at the same time.

About BresaGen

BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. In addition, BresaGen supplies protein based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies.

Additional information on BresaGen can be found at www.bresagen.com.au

About Hospira

Hospira, Inc. is a global speciality pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care.

With 70 years of service to the hospital industry, Hospira's portfolio includes one of the industry's broadest lines of generic acute-care injectables, which help address the high cost of proprietary pharmaceuticals; integrated solutions for medication management and infusion therapy; and the leading U.S. injectable contract manufacturing business.

Headquartered in Lake Forest, Ill., north of Chicago, Hospira has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira is listed on the New York Stock Exchange and has a market capitalisation of US$5.5bn (A$7.2bn).

Additional information on Hospira can be found at www.hospira.com

Advisors

JPMorgan is financial advisor and Baker & McKenzie is legal advisor to Hospira.

McCullough Robertson is legal advisor to BresaGen.

ANNEXURE A

The takeover offers to be made by Hospira for all of the ordinary shares and options in BresaGen would be subject to the conditions substantially set out below.

(a) **Minimum acceptance**

Before the end of the Offer Period, Hospira has a relevant interest in at least 90% (by number) of BresaGen Shares.

(b) **Regulatory Approvals**

Before the end of the Offer Period, all approvals or consents that are required by law, regulation or regulatory policy, as are necessary to permit:

- the Offer to be lawfully made to and accepted by BresaGen Shareholders;
- the acquisition of the BresaGen Shares by Hospira,

are granted, given, made or obtained unconditionally, remain in full force and effect and do not become subject to any notice, indication or intention to revoke, suspend, restrict, modify or renew them.

(c) **No regulatory action**

Between the Announcement Date and the end of the Offer Period:

(i) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

(ii) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

(iii) no application is made to any Regulatory Authority (other than by Hospira or any associate of Hospira),

which is likely to or purports or threatens to restrain, prohibit, impede or otherwise adversely affect the making of the Offer, the acquisition of the BresaGen Shares by Hospira, the rights of Hospira in respect of BresaGen and the BresaGen Shares or the continued operation of the businesses of BresaGen or their subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act).

(d) **No material adverse change**

Between the Announcement Date and the end of the Offer Period:

(i) no act, fact, matter, event, circumstance, transaction or contract occurs, is announced, becomes public or otherwise known to Hospira which has, will or is reasonably likely to result in a material adverse change in or in relation to BresaGen, a subsidiary of BresaGen or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of BresaGen; and

(ii) Hospira does not become aware that any document filed by or on behalf of BresaGen with any regulatory authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect.

(e) **No distribution by BresaGen**

Between the Announcement Date and the end of the Offer Period, neither BresaGen nor any subsidiary of BresaGen announces, makes, declares or pays any distribution

(whether by way of dividend, capital reduction or otherwise and whether in case or in specie).

(f) **Interests in BresaGen**

Between the Announcement Date and the end of the Offer Period, no person (other than Hospira or any subsidiary of Hospira) acquires a relevant interest in 10% or more of BresaGen Shares.

(g) **Development and Supply Agreements**

Between the Announcement Date and the end of the Offer Period, neither BresaGen nor any subsidiary of BresaGen enters into an agreement under which it agrees to develop products or supply products to a non-Australian territory or with a non-Australian party.

(h) U.S Regulations

The acquisition of the BresaGen Shares by Hospira will not require Hospira, Inc., or any US person, to act in a manner to be inconsistent with the U.S. Export Administration Regulations or any of the various sanctions programs administered by the U.S. Treasury Department's Office of Foreign Assets Control, insofar as they relate to contractual commitments by BresaGen.

(i) No prescribed occurrences

Between the time the Bidder's Statement is given to BresaGen and the end of the Offer Period, none of the following occurrences happens:

(i) BresaGen converts all or any of its shares into a larger or smaller number of shares;

(ii) BresaGen or a subsidiary of BresaGen resolves to reduce its share capital in any way;

(iii) BresaGen or a subsidiary of BresaGen enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) BresaGen or a subsidiary of BresaGen issues shares (other than as a result of the exercise of BresaGen Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) BresaGen or a subsidiary of BresaGen issues, or agrees to issue, convertible notes;

(vi) BresaGen or a subsidiary of BresaGen disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) BresaGen or a subsidiary of BresaGen charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) BresaGen or a subsidiary of BresaGen resolves to be wound up;

(ix) a liquidator or provisional liquidator of BresaGen or of a subsidiary of BresaGen is appointed;

(x) a court makes an order for the winding up of BresaGen or of a subsidiary of BresaGen;

(xi) an administrator of BresaGen or of a subsidiary of BresaGen is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) BresaGen or a subsidiary of BresaGen executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of BresaGen or of a subsidiary of BresaGen.

ANNEXURE 2

Date	Announcement
14/08/2006	Change in substantial shareholding
11/08/2006	CBio Limited – Sale of BresaGen shares
11/08/2006	Reinstatement to Official Quotation
11/08/2006	Recommended cash takeover offer for BGN by Hospira
09/08/2006	Appendix 3B
08/08/2006	Suspension from Official Quotation
04/08/2006	Trading Halt
31/07/2006	Appendix 3B
26/07/2006	Appendix 3B
24/07/2006	Ceasing to be a substantial shareholder
20/07/2006	Change in substantial shareholding
18/07/2006	Appendix 3B
17/07/2006	Commitments Test Entity – Fourth Quarter Report
14/07/2006	Appendix 3B
12/07/2006	Develops production process development contract
07/07/2006	Appendix 3B
05/07/2006	BresaGen Attracts overseas process development contract
04/07/2006	Change of Director's Interest Notice
05/06/2006	Defers plans to expand into Mammalian Cell Derived Products
24/04/2006	Shareholder Newsletter
24/04/2006	Commitments Test Entity – Third Quarter Report
24/04/2006	Becoming a substantial holder
22/03/2006	Appointment of Regulatory Affairs & Quality Manager

Corporate Directory

Hospira Holdings (S.A.) Pty Ltd.

C/- Baker & McKenzie

Level 27, AMP Centre

50 Bridge Street, Sydney

New South Wales, 2000, Australia

Share Registry

Computershare Investor Services Pty Limited

Level 5,

115 Grenfell Street, Adelaide

South Australia, 5000, Australia

Offer Information Line
(Monday to Friday, 8.30am to 5.00pm, Adelaide time)

Within Australia:	1300 309 570
Outside Australia:	+613 9415 4345

Financial Adviser to Hospira

JP Morgan Australia Limited

Level 32, Grosvenor Place

225 George Street, Sydney

New South Wales, 2000, Australia

Legal Adviser to Hospira

Baker & McKenzie

Level 27, AMP Centre

50 Bridge Street, Sydney

New South Wales, 2000, Australia


BresaGen

TARGET'S STATEMENT

For Recommended Cash Offer by

Hospira Holdings (S.A.) Pty Ltd

(ACN 121 147 019)

to acquire all of your ordinary shares in

BresaGen Limited

(ABN 60 007 988 767)

for 14 cents in cash per BresaGen Share

BRESAGEN LIMITED DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU ACCEPT THE OFFER

(in the absence of a higher priced offer)

THIS DOCUMENT CONTAINS IMPORTANT INFORMATION AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT YOU SHOULD CONSULT YOUR STOCKBROKER, LEGAL OR FINANCIAL ADVISER.

This Offer is scheduled to open on 24 August 2006 and close on 25 September 2006 unless extended. If you have any questions about the Offer, please contact the Offer Information Line on 1300 309 570 (callers within Australia), or +61 3 9415 4345 (callers from outside Australia). In accordance with legal requirements, all calls to these numbers will be recorded.

Legal Adviser

McCULLOUGH ROBERTSON
lawyers

TABLE OF CONTENTS

Letter from Chairperson	2
Summary of the Offer	4
Why your directors recommend that you ACCEPT Hospira's Offer	6
Target's Statement	9

KEY DATES

Date of Bidder's Statement	15 August 2006
Date of this Target's Statement	17 August 2006
Date of Offer	24 August 2006
Closing date of Hospira's Offer Period*	25 September 2006

* unless withdrawn or extended by Hospira.

SHAREHOLDER INFORMATION

The Directors of BresaGen Limited are committed to ensuring shareholders will be kept informed of developments. Important developments under the control of BresaGen Limited will be notified direct to shareholders. Other developments may necessitate enquiries of the Bidder, Hospira Holdings (S.A.) Pty Ltd. Shareholders can make enquiries through the help line established by the Bidder for this purpose on 1300 309 570 (callers within Australia) or +61 3 9415 4345 (callers from outside Australia).

IMPORTANT NOTICES

Nature of this document

This document is a Target's Statement issued by BresaGen under Part 6.5 Division 3 of the Corporations Act in response to a Bidder's Statement issued by Hospira.

Defined terms

A number of defined terms are used in this Target's Statement. These terms are explained in section 1 of this document.

Not personal advice

This Target's Statement does not take into account individual objectives, financial situations or particular circumstances. It does not contain personal, financial or taxation advice. The BresaGen Directors encourage shareholders to seek their own independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

Disclaimer as to forward looking statements

In addition to the historical information that is contained in this Target's Statement, some of the statements appearing in this Target's Statement may be in the nature of forward looking statements. Shareholders should be aware that such statements are hypothetical only and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which BresaGen operates as well as general economic conditions, prevailing exchange rates, and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of BresaGen, BresaGen's officers, any persons named in this Target's Statement, or any person involved in the preparation of this Target's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. The forward looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement.

DISCLAIMER

A copy of this Target's Statement has been lodged with the Australian Securities and Investments Commission ('ASIC'). Neither ASIC nor any of its officers take any responsibility for the content of this Target's Statement.


BresaGen

17 August 2006

Dear Shareholder

OFFER BY HOSPIRA HOLDINGS (S.A.) PTY LTD TO ACQUIRE ALL THE SHARES IN BRESAGEN LIMITED ('OFFER')

On 11 August 2006, the directors of BresaGen Limited and Hospira Holdings (S.A.) Pty Ltd announced that the Board of BresaGen had agreed to recommend the acquisition of BresaGen by Hospira. Hospira is offering $0.14 cash for every BresaGen Share that you hold.

This Offer is separate to the offer also made by Hospira to acquire all of the outstanding Options in BresaGen from Optionholders.

Your directors believe that the acquisition is in the best interests of BresaGen shareholders, and therefore unanimously recommend that you ACCEPT Hospira's Offer for all of your BresaGen Shares, in the absence of a higher priced offer.

The directors of BresaGen have carefully considered a number of strategic alternatives and consider the acquisition to represent the best opportunity for shareholders. The directors believe that the acquisition provides the best possible outcome for BresaGen shareholders.

The key reasons for the directors' recommendation to accept the Offer include:

(a) The Offer represents a significant premium to the recent trading prices of BresaGen Shares, notably:
- a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
- a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
- a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.

(b) Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and CBio Limited has stated that it intends to accept the Offer for its remaining shares, in the absence of a higher priced offer emerging.

(c) There is no competing offer, and:
- BresaGen considers the likelihood of another bidder being successful as remote;
- the price of BresaGen Shares may fall if the Offer lapses;

(d) The Offer provides a cash exit for BresaGen Shareholders, with no brokerage fees payable;

(e) The Offer provides a cost efficient mechanism for disposal of unmarketable parcels of BresaGen Shares;

(f) The Offer presents a potential opportunity for BresaGen to maximise the utilisation of its South Australian facilities.

Each of these points are explained in further detail in this Target's Statement. You are encouraged to read both the Bidder's Statement and this Target's Statement in their entirety before making your decision in relation to Hospira's Offer.

You should also be aware that all of BresaGen's directors intend to accept Hospira's Offer in respect of all BresaGen Shares and Options they hold or control in the absence of a higher priced offer.

The BresaGen directors unanimously believe the Offer is in the best interests of shareholders and that you should ACCEPT Hospira's Offer, in the absence of a higher priced offer.

Yours sincerely

Stephen Jones
Chairman

SUMMARY OF THE OFFER

The Offer

Hospira (a wholly owned subsidiary of Hospira, Inc.) is offering to acquire all of your BresaGen Shares by way of an off-market takeover bid.

Consideration

If you accept the Offer, you will (subject to the satisfaction or waiver of the Conditions to the Offer) receive 14 cents cash for every BresaGen Share you hold.

When to accept the Offer

This Offer is open now. You may accept the Offer at any time during the Offer Period, which is currently scheduled to close at 7:00 pm (Adelaide time) on 25 September 2006, unless it is extended. Acceptances must be received before the end of the Offer Period.

How to accept the Offer

To accept the Offer, you may simply complete the enclosed Acceptance Form in accordance with the instructions on the form and return it in the envelope provided, which is postage-paid within Australia.

Alternatively, you may otherwise follow the detailed instructions set out in Section 6.7 of the Bidder's Statement.

Payment Dates

If you validly accept the Offer and the contract resulting from your acceptance becomes unconditional, you will be sent payment of the Offer Consideration on or before the earlier of:

- one month after the date of your acceptance, or if the Offer is subject to a Condition when you accept it, one month after the date the Offer becomes unconditional; or
- 21 days after the end of the Offer Period.

Conditions

The Offer is subject to the Conditions set out in Section 6.9 of the Bidder's Statement. In summary, the key Conditions of the Offer are:

- minimum 90% acceptance of the Offer;
- obtaining all required regulatory approvals (but there is no requirement for FIRB Approval);
- no regulatory action or contravention;
- no material adverse change in BresaGen;
- no distribution declared or paid by BresaGen;
- no other party acquires a relevant interest of 10% or more of BresaGen;
- BresaGen does not enter into any international development or supply agreement; and;
- no Prescribed Occurrences.

However, Hospira may choose to waive any of these Conditions in accordance with the Corporations Act.

Closing date

The Offer is currently scheduled to close at 7:00pm (Adelaide time) on 25 September 2006, unless it is extended.

Compulsory Acquisition

If you do not accept the Offer and Hospira becomes entitled to acquire your BresaGen Shares under the compulsory acquisition provisions of the Corporations Act, Hospira intends to exercise its rights to acquire your BresaGen Shares. In those circumstances, you will be paid later than BresaGen Shareholders who accept the Offer.

If Hospira does not become entitled to compulsorily acquire your BresaGen Shares you will remain a BresaGen Shareholder.

Brokerage and Stamp Duty

You are not required to pay brokerage, goods and services tax or stamp duty if you accept the Offer. Any such costs will be borne by Hospira.

Tax Consequences

A general outline of the major tax implications of accepting the Offer are set out in Section 7 of the Bidder's Statement. Your own personal circumstances may affect your individual tax position. Accordingly, you should read Section 7 of the Bidder's Statement carefully, taking into account your personal situation and, if necessary, consult with your financial and taxation advisers.

Further information

If you have any queries about the Offer (including how to accept the Offer), please call the Offer Information Line on 1300 309 570 (callers within Australia) or +61 3 9415 4345 (callers from outside Australia). The Offer Information Line is open Monday to Friday, 8.30am to 5.00pm, Adelaide time.

Please note that for legal reasons, all calls to these numbers will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers.

WHY YOUR DIRECTORS RECOMMEND THAT YOU ACCEPT HOSPIRA'S OFFER

Unanimous recommendation by the BresaGen Directors

- The BresaGen Directors have unanimously recommended that you accept the Offer in the absence of a higher priced offer emerging.
- Each of the BresaGen Directors intends to accept the Offer in respect of the BresaGen Shares (and the offer for Options in respect of the Options) which they own or control, in the absence of a higher priced offer emerging.

Intentions of key BresaGen Shareholder

- Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and is now BresaGen's largest shareholder. CBio Limited has announced that it also intends to accept the Offer in respect of its remaining BresaGen Shares, in the absence of a higher priced offer emerging.

The Offer represents a significant premium to the recent trading prices of BresaGen Shares

The Offer of 14 cents per BresaGen Share represents a significant premium to the trading price of BresaGen Shares prior to the Offer:

- a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
- a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
- a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.



Price per share (cents)
16.0
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Hospira offer price of 14cps
47.4%
56.4%
57.7%
9.50c
8.95c
8.88c
Closing price
3 August 2006
30 day
volume weighted
average price to
3 August 2006
3 month
volume weighted
average price to
3 August 2006

Note: Price per share rounded to 2 decimal places

Hospira's offer represents a 74.2% premium to the volume weighted average trading price of BresaGen shares since 1 January 2005[1]


16.0
Price per share (cents)
15.0
Hospira offer price of 14cps
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1-Jan-05
1-Apr-05
1-Jul-05
1-Oct-05
1-Jan-06
1-Apr-06
1-Jul-06

[1] For the period up to and including 3 August 2006, the last day of trading before trading in BresaGen shares was halted

There is no competing offer and BresaGen considers the likelihood of another bidder being successful as remote

At this time, no other party has made an offer for BresaGen. Further, Hospira has a current shareholding of 19.95% of BresaGen Shares. This will preclude any other bidder from reaching the minimum ownership level required to proceed to compulsory acquisition under Australian takeovers law. BresaGen therefore considers the likelihood of any other bidder being successful as remote.

BresaGen's share price may fall if the Offer lapses

For the two month period prior to the announcement of the Offer, BresaGen's share price traded between 7.1 cents per share and 10 cents per share, closing at 9.5 cents per share on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted. Following, the announcement of the Offer, BresaGen's share price has traded between 13 cents and 14 cents per share, closing at 13.5 cents per share on 14 August 2006 (being the last day prior to lodgement of the Bidder's Statement by Hospira). Whilst there are many factors that influence the market price of BresaGen Shares, there is a risk that the BresaGen share price may fall if the Offer lapses without Hospira being able to compulsorily acquire the remaining Shares which have not been accepted the Offer.

The Offer provides a cash exit for BresaGen Shareholders, and you will incur no brokerage fees

The Offer provides you with certainty of cash and immediate value for your BresaGen Shares at a substantial premium to historical trading levels. By accepting the Offer:

- you will receive 14 cents per BresaGen Share (subject to the Conditions of the Offer being satisfied or waived);
- you will not incur brokerage fees by accepting the Offer that may otherwise be payable if you choose to sell your BresaGen Shares on the ASX; and
- you will be paid the Offer Consideration either within one month after the date of your acceptance or, if the Offer is subject to a Condition when you accept it, one month after the date on which the Offer becomes unconditional. In any event, you will be paid the Offer Consideration within 21 days after the close of the Offer Period, assuming the Offer becomes unconditional.

Cost efficient disposal mechanism for holders of unmarketable parcels of BresaGen Shares

If you hold a parcel of unmarketable BresaGen Shares (being a shareholding of less than $500), accepting the Offer provides an efficient and cheap mechanism to sell your BresaGen Shares and avoid brokerage costs (which can represent a significant proportion of your proceeds).

Potential for BresaGen to maximise use of facilities

The Offer presents a potential opportunity (through the network and global presence of Hospira's parent company, Hospira, Inc.) to maximise the utilisation of BresaGen's South Australian facilities.

Development of BresaGen's leading facilities (and the successful restructuring of BresaGen subsequent to voluntary administration in 2004) has been in significant part due to the support of the South Australian Government, Bio Innovation SA and the South Australian Land Management Corporation. These parties provided the financial support necessary to build these currently underutilised facilities

TARGET'S STATEMENT

By Directors of BresaGen Limited
ACN 007 988 767

PURSUANT TO DIVISION 3 OF PART 6.5 OF THE CORPORATIONS ACT

This Target's Statement is made in response to the Bidder's Statement dated 15 August 2006 by Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019. It relates to an off-market offer (**'Offer'**) for the acquisition of all of the residual shareholding interests in BresaGen, and offers $0.14 for each BresaGen Share.

1. DEFINITIONS

In this Target's Statement, except to the extent the context otherwise requires:

'Acceptance Form' means the acceptance forms accompanying the Bidder's Statement;

'ASIC' means Australian Securities & Investments Commission;

'ASX' means Australian Stock Exchange Limited;

'Bidder's Statement' means the Bidder's Statement dated 15 August 2006 which has been served on BresaGen in relation to the off-market offer pursuant to section 633 of the *Corporations Act* and which contains the Offer;

'Board' means the Board of Directors of BresaGen;

'BresaGen' means BresaGen Limited ACN 007 988 767;

'BresaGen Shares' means the existing issued fully paid ordinary shares in BresaGen;

'Directors' means the directors of BresaGen;

'Hospira' means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019 whose registered office is at Level 27, 50 Bridge Street, Sydney (a wholly owned subsidiary of Hospira Inc, a New York Stock Exchange listed company), which is the party described as **'the Bidder'** for the purposes of the Bidder's Statement.

'Corporations Act' means the *Corporations Act 2001 (Cth)*, as amended from time to time;

'Directors' means all of the directors of BresaGen;

'Offer' means the offer by Hospira to acquire BresaGen Shares contained in section 6 of the Bidder's Statement;

'Offer Period' means the period during which the Offer is to remain open for acceptance in accordance with section 6.6 of the Bidder's Statement;

'Option' or **'BresaGen Option'** means an option to acquire a BresaGen Share;

'Register Date' means 21 August 2006, being the date set by Hospira under section 633(2) of the *Corporations Act*;

'Rights' has the meaning given to it in section 10.1 of the Bidder's Statement;

'Takeover Bid' means the off-market takeover bid made by Hospira pursuant to the Bidder's Statement for all the BresaGen Shares under Part 6 of the *Corporations Act*; and

'Target's Statement' means this document, being the statement of BresaGen under Part 6.5 Division 3 of the *Corporations Act*.

2. SUMMARY OF OFFER

2.1 Hospira's Offer

Hospira is offering $0.14 for every BresaGen Share. The Offer is subject to a number of conditions which are summarised in section 5.2 of this Target's Statement.

This Offer is separate to the offer also made by Hospira to acquire all of the outstanding Options in BresaGen from Optionholders as described in Section 9.3.

2.2 Directors' recommendation in relation to the Offer

The BresaGen Directors are :

- Mr Stephen Jones – Chairman
- Dr Wolf Hanisch – Managing Director
- Dr Michael Monsour – Non-Executive Director
- Mr Geoff Thomas – Non-Executive Director
- Dr Meera Verma – Director and Chief Operating Officer.

After taking into account each of the matters in this Target's Statement and in the Bidder's Statement, each of your Directors recommend that you **ACCEPT** the Offer, in the absence of a higher priced offer.

In considering whether to accept the Offer, your Directors encourage you to:

(a) read the whole of this Target's Statement and the Bidder's Statement;

(b) have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances;

(c) consider the alternatives noted in section 4 of this Target's Statement; and

(d) obtain financial advice from your broker or financial adviser upon the Offer and obtain taxation advice on the effect of accepting the Offer.

A summary of the reasons for your Directors' recommendation is as follows:

(a) The Offer represents a significant premium to the recent trading prices of BresaGen Shares, notably:

- a premium of 47.4% to the price of BresaGen Shares on 3 August 2006, the last day of trading before trading in BresaGen Shares was halted; and
- a premium of 56.4% to the volume weighted average price of BresaGen Shares for the 30 days until 3 August 2006; and
- a 74.2% premium to BresaGen's volume weighted average price since 1 January 2005.

(b) Hospira has acquired a 19.95% shareholding in BresaGen from CBio Limited, and CBio Limited has stated that it intends to accept the Offer for its remaining shares, in the absence of a higher priced offer emerging.

(c) There is no competing offer, and:

- BresaGen considers the likelihood of another bidder being successful as remote;
- the price of BresaGen Shares may fall if the Offer lapses;

(d) The Offer provides a cash exit for BresaGen Shareholders, with no brokerage fees payable;

(e) The Offer provides a cost efficient mechanism for disposal of unmarketable parcels of BresaGen Shares;

(f) The Offer presents a significant potential opportunity for BresaGen to maximise the utilisation of its South Australian facilities.

2.3 Intentions of your directors in relation to the offer

Each director of BresaGen (excluding Mr Geoff Thomas) has a relevant interest in BresaGen Shares and Options and presently intends to accept the Offer in relation to those Shares (and the offer for Options described in Section 9.3), in the absence of a higher priced offer.

Details of the relevant interests of each BresaGen director in BresaGen Shares and Options are set out in section 7.1 of this Target's Statement.

3. IMPORTANT MATTERS FOR BRESAGEN SHAREHOLDERS TO CONSIDER

3.1 Hospira's Offer

Hospira announced its intention to make its Takeover Bid for BresaGen on 11 August 2006. A summary of the Offer is contained in section 5 of this Target's Statement.

Hospira's Offer is open for acceptance until 7.00 pm (Adelaide time) on 25 September 2006, unless it is extended or withdrawn. Section 6.18 of the Bidder's Statement describes the circumstances in which Hospira can withdraw its Offer.

3.2 Value of Hospira's Offer

Hospira is offering $0.14 for each BresaGen Share.

At the time of the issue of the Bidder's Statement dated 15 August 2006, the Hospira Offer valued BresaGen at approximately $21 million.

3.3 BresaGen Securities

BresaGen had, at the date of the Bidder's Statement, 149,861,704 BresaGen Shares on issue, and 19,217,650 BresaGen Options. Of the total number of BresaGen securities:

(a) 6,675,055 BresaGen Shares, representing approximately 4.45% of BresaGen's Shares, and 4,575,000 BresaGen Options representing approximately 23.8% of BresaGen's Options, are held by BresaGen Directors or are Shares and Options in which they have a relevant interest; and

(b) Hospira has a relevant interest in 19.95% of BresaGen Shares through the sale to it by CBio Limited of 29,897,290 shares on 11 August 2006.

The BresaGen Directors and their associated entities intend to ACCEPT the Offer in the absence of a higher priced offer. This is relevant to all other holders of BresaGen Shares and BresaGen Options in determining whether or not to accept the Offer.

No Director of BresaGen has acquired or disposed of a relevant interest in any BresaGen Shares in the four month period ending on the date immediately before the date of this Target's Statement.

BresaGen also has on issue one Convertible Note with a face value of $100,000. BresaGen has agreed that this will be terminated on the date that Hospira has a relevant interest in at least 90% (by number) of BresaGen Shares and all liabilities under that convertible note will be released in exchange for repayment of the $100,000 face value.

BresaGen security holders should read the Bidder's Statement and this Target's Statement which sets out information required under the *Corporations Act 2001*. Apart from BresaGen Shares, BresaGen Options and the abovementioned Convertible Note, BresaGen has no other securities on issue.

3.4 Substantial holders

The following entities have (together with any of their associates) relevant interests in 5% or more of BresaGen's Shares:

Name	BresaGen Shares	Relevant interest in shares (%)
Hospira and Hospira, Inc and subsidiaries	29,897,290	19.95
CBio Limited	25,575,704	17.07
Paragon Equity Limited	18,255,637	12.18

4. YOUR CHOICES AS A HOLDER OF BRESAGEN SHARES or BRESAGEN options

Your directors recommend that you ACCEPT the Offer, in the absence of a higher priced offer.

However, as a holder of BresaGen Shares, there are three choices currently available.

4.1 Accept the Offer

BresaGen Shareholders may elect to accept Hospira's cash Offer of $0.14 for every BresaGen share.

Details about how to accept the Offer are described in section 6.7 of the Bidder's Statement.

4.2 Sell your BresaGen Shares on market

During a takeover, shareholders in BresaGen can still sell their shares on market for cash.

The latest price for BresaGen Shares may be obtained from the ASX website www.asx.com.au.

Shareholders who sell their BresaGen Shares on market may have a capital gain or a capital loss on the disposal of their BresaGen securities, and may be liable for capital gains tax and a brokerage charge.

BresaGen shareholders who wish to sell their BresaGen Shares on market should contact their broker for information.

4.3 Do not accept the Offer and do not sell your Shares on market

BresaGen Shareholders who do not wish to accept the Offer or sell their BresaGen Shares on market should do nothing.

Shareholders should note that if Hospira acquires 90% of the Shares it will be entitled to compulsorily acquire the Shares that it does not already own (see section 5.6 of this Target's statement for further details).

5. KEY FEATURES OF THE OFFER

5.1 Consideration

Hospira is offering $0.14 for each BresaGen Share.

5.2 Conditions of the Offer

Hospira's Offer is subject to a number of conditions. Those conditions are set out in full in section 6.9 of the Bidder's Statement.

By way of a broad overview, the conditions to the Offer are:

(a) before the end of the Offer Period, Hospira has a relevant interest in 90% or more of BresaGen Shares then on issue;

(b) before the end of the Offer Period, all approvals or consents that are required by law, as are necessary to permit the Offer to be lawfully made to and accepted by BresaGen Shareholders and the acquisition of the BresaGen Shares by Hospira, are granted;

(c) between the Announcement Date and the end of the Offer Period no regulatory action or contravention occurs that impedes or adversely affects the making of the Offer;

(d) between the Announcement Date and the end of the Offer Period there is no material adverse change in BresaGen;

(e) between the Announcement Date and the end of the Offer Period no distribution is declared or paid by BresaGen;

(f) between the Announcement Date and the end of the Offer Period no other party acquires a relevant interest of 10% or more of BresaGen;

(g) between the Announcement Date and the end of the Offer Period BresaGen does not enter into any international development or supply agreement;

(h) the acquisition of the BresaGen Shares by Hospira will not require Hospira, Inc., or any US person, to act in a manner inconsistent with the U.S. Export Administration Regulations or any of the various sanction programs administered by the U.S Treasury Department's Office of Foreign Asset Control;

(i) between the time the Bidder's Statement is given to BresaGen and the end of the Offer Period no Prescribed Occurrences occur which include BresaGen:

- reducing its share capital;
- entering into a buy-back agreement;
- issues or agrees to issue shares (other than as a result of the exercise of Options) or convertible notes;
- disposes or agrees to dispose of or charge the whole or a substantial part of its business or property;
- resolving to be wound up;
- has a liquidator, provisional liquidator, administrator, receiver or receiver and manger appointed
- executes a Deed of Company Arrangement

However, Hospira may choose to waive any of these Conditions in accordance with the Bidder's Statement and the Corporations Act.

5.3 Offer Period

The Offer is dated 24 August 2006 and commences on 24 August 2006. It will remain open for acceptance until 7.00 pm (Adelaide time) on 25 September 2006.

The circumstances in which Hospira may withdraw its Offer are set out in section 6.18 of the Bidder's Statement.

5.4 Effect of acceptance

The effect of acceptance of the Offer is set out in section 6.14 of the Bidder's Statement. Holders of BresaGen Shares should read that section in full to understand the effect that acceptance will have on their ability to exercise the Rights attaching to their BresaGen Shares and the representations and warranties which they give by acceptance of the Offer.

5.5 Consideration

Hospira has set out in section 6.15 of the Bidder's Statement, the timing of the payment of the Offer consideration to holders of BresaGen Shares who accept the Offer to which they become entitled as a result of acceptance of the Offer. In general terms, the payment of the Offer consideration will occur on or before the earlier of:

(a) one month after the date the Offer is validly accepted by you under the Bidder's Statement or, if at the time of your acceptance the Offer is subject to a Condition (as set out in Section 6.9 of the Bidder's Statement), one month after the contract formed by your acceptance of the Offer becomes unconditional; or

(b) 21 days after the end of the Offer Period, assuming the Offer becomes unconditional;

provided that the relevant documents are forwarded to Hospira by the date required.

5.6 Compulsory acquisition

Hospira has indicated in section 5.2.1(a) of its Bidder's Statement that if it acquires a relevant interest in at least 90% of BresaGen Shares then on issue, which entitles it to compulsorily acquire all remaining BresaGen Shares and achieve 100% ownership of BresaGen, it intends to exercise that right.

Under section 661A of the *Corporations Act*, Hospira will be entitled to compulsorily acquire any BresaGen Shares in respect of which it has not received an acceptance of its Offer on the same terms of the Offer if, during at the end of the Offer Period, Hospira and its associates have a relevant interest in at least 90% (by number) of BresaGen Shares. The consideration per BresaGen Share that will be payable to BresaGen security holders whose securities are compulsorily acquired will be the same as that payable under Hospira's Offer.

If the 90% threshold is met, Hospira will have one month after the Offer Period within which to give compulsory acquisition notices to BresaGen shareholders who have not accepted the Offer. BresaGen shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the shareholders to establish to the satisfaction of a Court that the terms of the Offer do not represent 'fair value' for the BresaGen Shares.

6. FINANCIAL INFORMATION AND RELATED MATTERS

BresaGen has published financial statements for the full year ended 30 June 2005 and for the 6 months ended 31 December 2005, the latter being announced on 7 March 2006.

The consolidated Group experienced an increase in revenue and improved performance during the half-year. Sales revenue for the half-year was $2,238,000 (2004: $780,000), an increase of 187%, driven by increases in both protEcol™ and Active Pharmaceutical Ingredient ('API') sale contracts.

The most recent unaudited Quarterly Report (Appendix 4C), however, shows that BresaGen holds a cash balance of $181,000 and experienced net operating cash outflows of $1,460,000 in the previous 12 months.

The Directors are therefore of the view that further funding would be required to sustain Bresagen's activities in the longer term, in the absence of the Takeover Bid.

Full details are set out in the full year, half-yearly and quarterly reports for BresaGen which are available on the ASX website at www.asx.com.au.

Except as set out elsewhere in this Target's Statement, the Directors are not aware of any material change to the financial position of BresaGen apart from that which has been publicly disclosed.

7. INFORMATION RELATING TO BRESAGEN DIRECTORS

7.1 Interests and dealings in BresaGen securities

As at the date of this Target's Statement, the Directors had the following relevant interests in BresaGen Shares and BresaGen Options.

Name of Director	Ordinary Shares	Options
Mr Stephen Jones	101,732	1,500,000
Dr Wolf Hanisch	309,000	1,500,000
Dr Michael Monsour	6,050,000	-
Mr Geoff Thomas	-	-
Dr Meera Verma	214,323	1,575,000

The Directors all intend to **ACCEPT** the Offer with respect to their own Shares and Shares they control if they do not receive a higher priced offer.

7.2 Directors' relevant interests in Hospira

No Director has a relevant interest (within the meaning of the *Corporations Act*) in any shares in Hospira.

7.3 Dealings in BresaGen Shares

No Director of BresaGen has acquired or disposed of a relevant interest in any BresaGen Shares in the four month period ending on the date immediately before the date of this Target's Statement.

7.4 No dealings in Hospira securities

No Director of BresaGen holds, or in the four month period before the date of this Target's Statement, has acquired or disposed of, a relevant interest in any securities in Hospira.

7.5 No benefits in connection with retirement from office

As a result of the Offer, no person has been, or will be, given any benefit (other than a benefit which can be given without member approval under the *Corporations Act*) in connection with the retirement of that person, or someone else, from a board or managerial office of BresaGen or related body corporate of BresaGen.

7.6 Proposed benefits to officers of BresaGen

No prescribed benefit (within the meaning of sub-section 200A(1) of the Corporations Act) will or may be given to a person in connection with the retirement of a person from a prescribed office in BresaGen.

No prescribed benefit will or may be given to a prescribed person (within the meaning of sub-sections 200C(1) and 200D(1) of the Corporations Act) in relation to BresaGen in connection with the transfer of the whole or any part of the undertaking or property of BresaGen.

7.7 No benefits from Hospira

None of the Directors of Hospira has agreed to receive, or is entitled to receive, any benefit from Hospira which is conditional on, or is related to, the Offer other than in their capacity as a holder of BresaGen Shares or BresaGen Options.

7.8 No material agreements connected with or conditional on the Offer

There are no material agreements made between any Director of BresaGen and any other person in connection with, or conditional upon, the outcome of the Offer, other than in their capacity as a holder of BresaGen Shares.

A Director, Geoff Thomas, is employed as CEO and holds a 1% interest in Paragon Advisory Pty Ltd (PAPL). PAPL manages the funds of Paragon Equity Limited (PEL). PEL is a substantial shareholder of BresaGen. Geoff Thomas holds less than 0.1% interest in PEL. PAPL has a profit sharing arrangement with PEL, however the sale of PEL's BresaGen Shares under the Offer will not trigger a profit sharing event.

7.9 No material interests of BresaGen Directors in contracts with Hospira

None of the Directors of BresaGen has any material interest in any contract entered into by Hospira.

7.10 CBio Limited

Shareholding

Subsequent to the restructure of BresaGen effective on 13 October 2004, CBio Limited acquired a significant stakeholding in the company. One of the key factors for CBio to do so was to ensure continued production and supply of Cpn10, which is integral to its research and commercialisation programme.

Two Directors of BresaGen Limited, Mr Stephen Jones and Dr Wolf Hanisch, are also directors of CBio Limited.

CBio resolved through its independent directors to dispose of 29,897,290 BresaGen Shares to Hospira on 11 August 2006. This represents 19.95% of BresaGen's issued ordinary shares.

CBio, through its independent directors, has also announced its intention to accept this Offer in relation to its remaining shareholding, which equates to 17.07% of BresaGen's issued ordinary shares, in the absence of a higher priced offer.

Convertible Note Facility

BresaGen operates a $3.4 million convertible note facility, which was approved by shareholders on 11 October 2004. At the date of this Target Statement $1.6 million has not been drawn down. CBio holds one convertible note with a face value of $100,000. The balance of the convertible notes have previously been converted into shares in BresaGen.

CBio Limited has agreed to terminate and release the outstanding convertible note (and the facility generally) in exchange for the payment of the sum of $100,000.

Were CBio to in fact convert the note under its original terms (effectively a discount to the 90 day weighted average value), it would stand to receive a number of shares with a correspondingly higher value under the Offer. CBio has agreed to forego such benefit as a result of the Takeover Bid.

Commercial Relationship

BresaGen continues to be a major supplier to CBio and is contracted to supply approximately $1.6 million of products and services on arm's length terms in the next 12 months. BresaGen and CBio intend to perform that Agreement in accordance with its terms.

8. TAXATION CONSEQUENCES

Section 7 of the Bidder's Statement sets out an overview of the Australian income tax and capital gains tax implications for Australian residents (for taxation purposes) and non-residents who accept the Hospira Offer.

You should not rely on the comments or the statements contained in the Bidder's Statement as advice in relation to your own affairs. The taxation laws are complex and there could be implications in addition to those generally described in the Bidder's Statement.

Accordingly you should consult your own tax advisers for advice applicable to your individual needs and circumstances. To the greatest extent permitted by law, BresaGen does not accept any responsibility for tax implications for individual BresaGen shareholders.

If you are a director, employee or executive of BresaGen and hold BresaGen Shares that you received in respect of your employment, you should also obtain your own independent advice.

9. OTHER MATERIAL INFORMATION

9.1 Effect of the takeover on BresaGen's material contracts

The Directors are not aware of any material contract which is likely to be terminated or adversely affected as a result of the Takeover Bid.

It is a condition of the Offer that the acquisition of the BresaGen Shares by Hospira will not require Hospira, Inc., or any US person, to act in a manner inconsistent with the U.S. Export Administration Regulations or any of the various sanction programs administered by the U.S. Treasury Department's Office of Foreign Asset Control, insofar as they relate to contractual commitments by BresaGen. BresaGen will terminate certain contracts involving counter parties in countries which might potentially give rise to such inconsistency. The Directors are of the view that based upon year to date sales with these clients, such contracts are not material to BresaGen's future operations or financial position in the circumstances of the Takeover Bid.

BresaGen has a long term finance facility with the Land Management Corporation in South Australia, under which it has a liability of approximately $7,764,000. The facility is potentially repayable at call upon a change in control, however the Directors are currently of the opinion that the takeover by Hospira will not trigger such a call.

9.2 No material litigation

The Directors are not aware of any current material litigation in relation to BresaGen.

9.3 Effect of Offer on options in BresaGen's (including the BresaGen Limited Employee Options Incentive Plan and the BresaGen Limited Director and Senior Executive Options Incentive Plan)

BresaGen has on issue 19,217,650 options with exercise prices ranging from $0.10 to $1.50, including options issued under the BresaGen Limited Employee Options Incentive Plan.

The Directors of BresaGen have resolved and given irrevocable notice that optionholders are immediately entitled to exercise their Options until the time at which the offer period in relation to that Takeover Bid ends. Options issued under the BresaGen Limited Employee Options Incentive Plan shall lapse at the end of that offer period.

Contemporaneous with the Takeover Bid, Hospira will make a separate offer to acquire the Options ('Options Offer') at a price determined by subtraction of the relevant option's exercise price from the offer price under the Takeover Bid. For example, the offer price under the Takeover Bid is 14 cents per share and an Option has an exercise price of 12 cents, Hospira will offer to pay the holder of such Option the price of 2 cents. Options whose exercise price is 14 cents or more will be purchased for nil consideration.

As an alternative to the Options Offer, optionholders will be able to exercise their Options and participate in the Offer under the Takeover Bid.

9.4 Issued capital

As at the date of this Target's Statement, BresaGen's issued capital consisted of:

(a) 149,861,704 fully paid ordinary shares;

(b) 19,217,650 options;

(c) one convertible note with a face value of $100,000.

9.5 Consents

The Directors of BresaGen have provided information for inclusion in this Target's Statement based on their knowledge and information available to them and each consents to the inclusion therein of statements based on statements made by them, and have not withdrawn those consents before this Target's Statement was lodged with ASIC.

As permitted by ASIC class order 01/1543, this Target's Statement contains statements which are made, or based on statements made, in documents lodged by Hospira with ASIC [or given to the ASX, or announced on the Company Announcements Platform of the ASX by Hospira]. Pursuant to the class order, the consent of Hospira is not required for the inclusion of such statements in this Target's Statement. Any BresaGen security holder who would like to receive a copy of any other documents may obtain a copy free of charge during the Offer Period by contacting the help line on 1300 309 570 (callers within Australia) or + 61 3 9415 4345 (callers from outside Australia). Any telephone call to this number will, as required by the *Corporations Act*, be tape recorded, indexed and stored.

In addition, as permitted by ASIC class order 03/635, this Target's Statement may include or be accompanied by certain statements:

(a) fairly representing a statement by an official person; or

(b) from a public official document or a published book, journal or comparable publication.

9.6 No other material information

This Target's Statement is required to include all of the information that BresaGen security holders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer, but:

(a) only to the extent to which it is reasonable for security holders and their professional advisers to expect to find this information in this Target's Statement; and

(b) only if the information is known to any Director of BresaGen.

The Directors of BresaGen are of the opinion that the information that BresaGen security holders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer is:

(a) the information contained in the Bidder's Statement (to the extent that the information is not inconsistent with or superseded by information in this Target's Statement);

(b) the information contained in BresaGen's releases to the ASX, and in the documents lodged by BresaGen with ASIC prior to the date of this Target's Statement; and

(c) the information contained in this Target's Statement.

The Directors of BresaGen have assumed, for the purposes of preparing this Target's Statement, that the information in the Bidder's Statement is accurate. However, the Directors of BresaGen do not take any responsibility for the contents of the Bidder's Statement, and are not to be taken as endorsing, in any way, any or all of the statements contained in it, except those statements which are attributed to BresaGen or its Directors.

In deciding what information should be included in this Target's Statement, the Directors of BresaGen have had regard to:

(a) the nature of the BresaGen Shares;

(b) the matters that shareholders may reasonably be expected to know;

(c) the fact that certain matters may reasonably be expected to be known to shareholders' professional advisers; and

(d) the time available for BresaGen to prepare this Target's Statement.

9.7 **Interpretation**

In this Target's Statement, except to the extent the context otherwise requires:

(a) words importing the singular include the plural and vice versa; and

(b) any gender include the other gender;

(c) if a word or phrase is defined cognate words and phrases have corresponding definitions;

(d) if a word or phrase is defined in the *Corporations Act*, it bears the same meaning; and

(e) a reference to:

- a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;
- a person includes the legal personal representatives, successors and assigns of that person;
- a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;
- a right includes a benefit, remedy, discretion, authority or power;
- time is to local time in Adelaide (unless otherwise expressly indicated;
- '$' or 'dollars' is a reference to the lawful currency of Australia;
- this or any other document includes the document as varied or replaced and notwithstanding any change in the identity of the parties;
- writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes facsimile transmission;
- any thing (including, without limitation, any amount) is a reference to the whole or any part of it and a reference to a group of things or persons is a reference to any one or more of them; and
- a clause is to a clause in this Target's Statement.

9.8 Headings are for ease of reference only and do not affect the interpretation of this Target's Statement.

10. AUTHORISATION OF TARGET'S STATEMENT

The Directors, have pursuant to a circular resolution dated 16 August 2006, approved the lodgement of this Target's Statement with ASIC. The Directors have authorised the Chairman to sign and date the Target's Statement.

Dated 17 August 2006

Stephen Jones
Chairman


BresaGen

www.bresagen.com.au

353CI10491